HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 66013.4

May 13, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp.

Registration Statement on Form S-11, filed on April 1, 2005

Registration No. 333-123762

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1) to the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jonathan W. Trutter of the Company, dated April 28, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your April 28, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 1.

We have provided to each of you, Matt Maulbeck, Steven Jacobs and Geoffrey Ossias, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on April 1, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Elaine Wolff

May 13, 2005

We have indicated in our responses below which of the Staff's comments will be addressed in Amendment No. 2 to the Registration Statement.

General Comments

1.	Supplementally, please tell us why this offering does not constitute a blind pool subject to disclosure under Guide 5. Refer to Release No. 33-6900.
RESPONSE:

The Company has advised us that it intends to use more than 90% of the net proceeds of the offering to repay indebtedness outstanding under repurchase agreements. The Company has revised the disclosure under “Use of Proceeds” accordingly and intends to disclose the material terms of the indebtedness that will be repaid in a later pre-effective amendment. Accordingly, the Company does not believe this offering will constitute a blind pool subject to the disclosure requirements of Industry Guide 5.

2.

We note that CS First Boston, Deutsche Bank, and UBS Securities are underwriting this offering. We further note that CS First Boston and Deutsche Bank hold equity interests in you as a result of the December 2004 private placement and may be selling stockholders in this or a future offering and that UBS Securities acted as placement agent in the Market Square transaction. Presumably, CS First Boston and Deutsche Bank will also participate in the April distribution to shareholders. Please revise throughout your prospectus to include appropriate and detailed disclosure regarding the risks associated with the lack of an unaffiliated underwriter for the offering. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure. Supplementally, please tell us whether the NASD has been contacted regarding these conflicts and whether it has any objections to the involvement of the underwriters in this offering as a result. Include all correspondence between the underwriters and the NASD as it relates to this offering.

RESPONSE:

The underwriters have advised the Company that they intend to voluntarily comply with NASD Rule 2720 and will ensure that at least one of the underwriters participating in the offering is unaffiliated with the Company and will act as a “qualified independent underwriter” (“QIU”). In such role, the designated underwriter will perform a due diligence investigation of the Company and participate in the preparation of the Registration Statement and the Prospectus. The

Ms. Elaine Wolff

May 13, 2005

underwriters have advised the Company that the QIU will be identified and disclosed to the Staff prior to commencement of marketing activities. The Company has included disclosure in the “Underwriting” section of the Prospectus to reflect that this offering is being made using a QIU. The underwriters have also advised the Company that they made an initial filing with the NASD one business day after the Company filed the Registration Statement and have received a comment letter from the NASD to which they will respond in connection with the Company’s filing of Amendment No. 1. Additionally, the Company has added disclosure under “Summary Risk Factors” and “Risk Factors” regarding the potential conflicts of interest the Company has with certain of the underwriters participating in the offering. Please also note the Company’s response to Comment No. 20.

3.	Supplementally advise us whether the issuers and underwriters of any of the securities, including RMBS, CMBS, ABS or CDO’s, that you will purchase or have purchased are affiliates of the underwriters.
RESPONSE:

The Company supplementally advises the Staff that certain of the underwriters or their affiliates are frequent issuers or underwriters of non-agency securities. The Company has purchased and will likely purchase in the future non-agency securities issued by affiliates of certain of the underwriters in this offering or underwritten by certain underwriters in this offering. For example, UBS is the underwriter of the Market Square and Pinetree CDOs, which are described in Amendment No. 1. The Company has added disclosure regarding the above to the Underwriting section and the Risk Factors. See pages 38 and 161.

4.

We note from the management agreement on page 13 that the Manager agrees not to sell the common shares paid to it as Incentive Compensation prior to the date that is one year after such shares are due and payable. We note further that the Manager has the right to “allocate such shares in its sole and absolute discretion to its officers, employees and other individuals who provide services to it at any time.” Please supplementally advise us whether the manager’s agreement not to sell the common shares for one year includes these “allocations.” If there is no restriction on such allocations, please discuss whether the Manager should be viewed as taking those shares with a view towards distribution.

RESPONSE:

The Company supplementally advises the Staff that the one-year restriction on sales by the Manager of shares of common stock issued to the Manager as Incentive Compensation does not apply to internal allocations of such shares to officers, employees and other individuals who provide services to the Company. The Company does not believe that any such allocation would

Ms. Elaine Wolff

May 13, 2005

constitute a distribution, because (a) any such allocation would be made to a limited number of individuals who are or have been involved in providing services to the Company and have a pre-existing relationship with the Company, (b) the allocations will be determined internally and confidentially by representatives of the Manager or its affiliates, (c) there will be no general solicitation or advertising with respect to the shares allocated, and (d) the recipients of any such shares will not pay any consideration for the shares allocated to them other than the services such individuals will have provided to the Company. Accordingly, because any allocation by the Manager of shares of common stock issued to the Manager as Incentive Compensation would not constitute a distribution, the Manager should not be viewed as taking those shares with a view towards distribution.

5.

Please supplementally tell us the exemption from registration on which you are relying for the issuances of common stock as Incentive Compensation and the facts relied upon to make the exemption available. Please supplementally provide us with your analysis with respect to the potential for the integration of these transactions and the public offering of securities, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

RESPONSE:

The Company believes the issuances of shares of common stock to the Manager as Incentive Compensation will qualify as private placements exempt from the registration requirements of the Securities Act under the exemption provided in Section 4(2) of the Securities Act and should not be integrated with the Company’s public offering. To date, no shares of common stock have been issued to the Manager as Incentive Compensation, and the Company and the Manager have advised us that no such issuance is expected prior to the time the distribution of the shares sold in the public offering has been completed. Furthermore, any shares of common stock issued to the Manager in the future as Incentive Compensation will not be issued as part of the Company’s initial public offering. Any shares issued in the future to the Manager as Incentive Compensation will be issued not with a view towards raising new capital, but instead will be issued as compensation for services rendered pursuant to the terms of a pre-existing contractual arrangement. Accordingly, the Company believes the issuance of shares of common stock to the Manager as Incentive Compensation is permissible and should not be integrated with the registered public offering.

In addition, the Company believes that the issuance of shares of common stock to the Manager as Incentive Compensation should not be integrated with the registered public offering in accordance with the guidance set forth in the Black Box Incorporated (June 26, 1990) and

Ms. Elaine Wolff

May 13, 2005

Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992) no action letters. In those letters, the Staff indicated that it would not integrate a registered offering and a concurrent unregistered offering made only to qualified institutional buyers and no more than two or three large accredited institutional investors. In this instance, the unregistered offering would be made to only one qualified institutional buyer, Deerfield Capital. Further, as discussed in the Company’s response to the Staff’s comment No. 4 above, any shares that the Manager receives as Incentive Compensation should not be viewed as being taken with a view towards distribution.

6.	Supplementally, please provide us with all diagrams, pictures and graphic information to be used in the prospectus. We may have additional comments.
RESPONSE:

The Company supplementally advises the Staff that the only artwork that the Company intends to use is a logo on the front and back cover pages of the prospectus. We have included with the hard copy of this letter a copy of the logo. Please see Exhibit A to this letter.

Forepart of the Registration Statement and Outside Front Cover of the Prospectus

7.

Please revise the outside front cover page of your prospectus to limit the information to that required by Item 501. In this connection, please consider deleting the second and last sentences of the first paragraph.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus.

8.	We note that your shares will be subject to ownership limitations. Please revise to provide a brief description of such limitations.
RESPONSE:

The Company has included or expanded the disclosure on the cover page, page 15 under “Restrictions on Ownership of Our Common Stock”, page 18 under “The Offering” and pages 123 through 125 under “Description of Capital Stock - Restrictions on Ownership and Transfer” describing the ownership limitations.

Summary, page 1

Ms. Elaine Wolff

May 13, 2005

9.	Please remove all cross references from your summary and risk factors. Instead, please revise those sections to include all material information.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure throughout the summary to remove all cross references.

10.

We note your disclosure in italics that the summary highlights “some” of the information in the prospectus. Please revise to make it clear that the summary highlights the “key aspects” of the “offering.” Refer to the instruction to Item 503(a) of Reg. S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 1.

11.

Please provide the disclosure called for by Item 3(b) of Form S-11 or explain supplementally why the offering is not speculative. In this connection, consider moving the summary risk factors to appear no later than page two of the summary. Further, please include in the forepart of the summary the disclosure of the percentage ownership of affiliates (Item 3(b)(1)) after the offering, quantification of the quarterly distribution to affiliates (Item 3(b)(2)) as well as other benefits to affiliates (Item 3(b)(3)). In this connection, we note your summary subheading “Alignment of interests of Deerfield Capital and our Stockholders” which discusses the number of shares issued to Deerfield Capital. Please revise that disclosure and the heading to convey conflicts with Deerfield Capital and the percentage of shares that will be owned by affiliates who will be able to exert significant influence over stockholder matters, including the election of directors.

RESPONSE:

The Company supplementally advises the Staff that it does not believe it is appropriate to characterize an investment in its common stock as speculative. The classes of assets that the Company has identified as intended investments are not new or innovative investments and are asset types in which many investors routinely invest. Moreover, Deerfield Capital’s personnel have broad experience managing investments in the various asset types that the Company intends to target. Amendment No. 1 includes disclosure concerning the foregoing. In addition, the Company has included beginning on page 3 under “Summary Risk Factors” a series of short concise paragraphs describing the material risks associated with an investment in the Company which the Company believes satisfy the requirements of Item 3(b), to the extent applicable. In addition, in response to the Staff’s comment, the Company has added disclosure on pages 1-2 stating the aggregate

Ms. Elaine Wolff

May 13, 2005

amount and percentage of the Company’s common stock that will be owned by affiliates following completion of the offering and on page 7 stating the management fees earned by Deerfield Capital as of March 31, 2005 and the amount of Deerfield Capital’s expenses that had been reimbursed as of that date. Additionally, the Company has moved the “Summary Risk Factors” to page 3 of the “Summary.” The Company has deleted the paragraph under “Our Competitive Advantages” with the sub-heading “Alignment of Interests of Deerfield Capital and Our Stockholders.” The Company has not revised the disclosure to quantify the quarterly distribution paid to affiliates, since the quarterly distribution declared on March 31, 2005 was paid on a pro rata basis to all stockholders.

12.

Please include a section on conflicts of interest in your summary and significantly enhance your discussion of conflicts in your risk factors section. Your discussion should cover, without limitation, all conflicts between you and your officers and directors due to their interests in or compensation provided to them by your manager or its affiliates. In discussing these conflicts, please be sure to consider:

	•	that the management agreement was negotiated by related parties and that it may not be terminated (except for cause) without substantial penalties;
	•	that your manager may manage the assets of or hold an interest in competitive entities or may invest your funds in entities in which your manager may have an interest;
	•	that you will not have any independent officers and that you will be entirely dependent on your manager for the day-to-day management of your company;
	•	that your manager owes no fiduciary obligations to your investors and, from page 96, that you will indemnify your manager for actions in connection with the management agreement;
	•	that your investment committee is staffed by, among others, officers or directors affiliated with your manager;
	•	that your manager’s compensation is not necessarily tied to the performance of the portfolio—or that it may encourage speculative behavior;

Ms. Elaine Wolff

May 13, 2005

•	that your manager may, at its sole discretion, choose to take its compensation in the form of stock and require registration of the shares; and
•	the April distribution to shareholders.

To the extent possible, your discussion should be specific as to any and all forms and amounts of compensation that may be earned by your officers and directors as a result of their affiliation with your manager.

RESPONSE:

In response to the Staff’s comment, the Company has added a section regarding conflicts of interest beginning on page 10 and has substantially enhanced its discussion of conflicts in the “Summary Risk Factors” and the “Risk Factors” sections. The Company has addressed each of the concepts listed in bullet points in the Staff’s comment, except for the last one regarding the April distribution to stockholders. The Company does not believe any conflict of interest existed with its officers or directors with respect to the April distribution, which was made on a pro rata basis to all stockholders.

13.

Please include a separate section describing briefly how you derive income from the bulk of your investments (i.e., the interest rate spread) and the risks posed by a rising rate environment and continued inflation (i.e., prepayment and default and a decreasing spread). Discuss briefly the magnified risks associated with leverage, the costs associated with and practical limitations on hedging, and the continuing impact of fixed management fees that are not tied to performance. The object of this section should be to give investors an idea of the mechanics of your business in light of the dominant risks to it.

RESPONSE:

In response to the Staff’s comment, the Company has added beginning on page 8 a section entitled “Our Business Model” that describes how the Company derives income from the bulk of its investments and the related risks associated with leverage, hedging, and the fact that the base management fee is not tied to performance.

14.	In order to ensure consistency, please incorporate changes made in response to the comments below to your business section and other parts of your prospectus, as necessary.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the “Business” section and other parts of the prospectus, as appropriate.

Our Company, page 1

15.

Please make it clear in the first paragraph that it is only your intention to achieve a diversified portfolio with risk-adjusted returns. Here and throughout your prospectus, please avoid any suggestion that you currently have a diversified portfolio or will in fact achieve an “attractive” rate of return for shareholders. Also, please balance your disclosure by making it clear that:

	•	your belief applies only to future dividends and capital appreciation, which are not guaranteed;
	•	your belief is not based on your operating history or REIT experience, which is “limited” and
•

not all of your portfolio risk will or can be mitigated through asset allocation. On this note, please provide summary disclosure here of the characteristics of your portfolio that suggest areas of exposure. For instance, we note that more than 90% of your investments are residential in nature and have floating rates. Moreover, the bulk of these investments are in securities, as opposed to actual loans. Finally, please consider whether the investments are geographically concentrated in any way.

On a supplemental basis only, please tell us what your beliefs are based on, in light of the foregoing.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph on page 1 to clarify that the Company intends to construct over time a diversified investment portfolio to achieve attractive risk-adjusted returns. The Company has also balanced its disclosure by adding appropriate cautionary language on page 2, page 5 and in other relevant places and substantially enhancing the disclosure in the “Summary Risk Factors” and “Risk Factors” sections. In addition, the Company supplementally advises the Staff that the Company’s beliefs as to its ability to achieve a diversified portfolio and attractive risk-adjusted returns are based on the breadth and depth of experience of the portfolio managers of Deerfield Capital, which

Ms. Elaine Wolff

May 13, 2005

encompasses all of the asset classes we intend to target for investment, as well as Deerfield Capital’s assessment of the opportunities currently available and of trends in the capital markets based on its experience managing our portfolio and other discretionary managed accounts. This experience includes significant experience in financing investment assets through repurchase agreements, warehouse facilities and CDOs.

16.

On page 2, please disclose the percentage of assets you intend to place in alternative investments within 12 months of this offering and be sure to address in your risk factors the possibility that alternative investments may not be available or may not successfully balance the interest rate or mark-to-market risk inherent in your RMBS.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 and has added a risk factor on page 29.

17.	To complement your asset description:
•

please disclose key strategic objectives (such as the percentages of each type of asset in your portfolio, leverage ratio, average FICO score, reliance on sub-prime lending, and hedge correlation), any limitations on those objectives expressed in organizational documents or debt covenants, and explain how they diverge from your current portfolio, if at all;

•	please describe, in summary form, the other key aspects of your portfolio, including weighted average maturities and interest rates, and prepayment and default rates; and
•	please disclose the portion of your portfolio that is not agency-backed.
RESPONSE:

In response to the Staff’s comment, the Company has added disclosure to page 2 that addresses the comments contained in the second and third bullets in the Staff’s comment. The Company has stated its key strategic objectives on pages 1 and 2 as well as the significant limitations imposed by the federal income tax requirements for REIT qualification and the requirements for exemption from 1940 Act registration. The Company has also added disclosure on page 2 that describes the Company’s asset allocation strategy. The Company supplementally advises that it has not disclosed specific percentages of its portfolio that it expects to allocate to specific asset classes, because the Company does not have and does not intend to have a specific investment

Ms. Elaine Wolff

May 13, 2005

policy that sets forth such percentage allocations. The Company’s policy is to adapt its portfolio allocation based on its current perception of market conditions and trends. The Company supplementally advises the Staff that the Company’s portfolio does not contain a large concentration of RMBS backed by sub-prime residential mortgage loans and the Company’s does not intend to rely on sub-prime lending. Instead, the Company’s RMBS consist primarily of agency-backed and investment grade mortgage-backed securities.

Deerfield Capital Management, LLC, page 3

18.

On pages 2, 3, and 4 please substantially revise the lengthy description of your manager and its parent, Triarc, to remove puffing language and to eliminate overlap with the all-but identical descriptions that may be found in your business section. In this connection, please balance any disclosure with disclosure that the manager has no experience managing a REIT. Further, please delete the detailed description of investments under management for other clients, since those clients advised by your manager involve different investment strategies. Finally, please avoid aggregating the experience of management.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 and in other appropriate places in Amendment No. 1.

Our Competitive Advantages, page 3

19.

Your competitive advantages section merely repeats information that can be found in your business section and is not balanced with an equally detailed discussion on your competitive weaknesses. Please omit from the summary.

RESPONSE:

In response to the Staff’s comment, the Company has revised the section entitled “Our Competitive Advantages” in the summary by substantially shortening the bulleted paragraphs so that they are a summary of the more complete “Competitive Advantages” discussion in the back part of the prospectus. The Company has also moved the “Summary Risk Factors” to appear before “Our Competitive Advantages” and revised them to identify risks or weaknesses that are specifically tailored to the competitive advantages the Company has identified. The Company has not deleted the section entitled “Our Competitive Advantages,” because the Company believes that this section contains information that is material to a prospective investor’s

Ms. Elaine Wolff

May 13, 2005

understanding of the Company’s business and strategy. The Company believes that this type of disclosure is commonly included in the summary sections of initial public offering prospectuses.

Summary Risk Factors, page 5

20.	Please revise this section to summarize additional material risks related to conflicts of interest with your underwriters.
RESPONSE:

In response to the Staff’s comment, the Company has added summary risk factors on page 4 disclosing risks relating to the potential conflicts of interests the Company has with certain of the underwriters participating in the offering.

Management Agreement, page 6

21.	Please disclose how your management fees compare to the fees charged by other investment managers of similar portfolios in this area.
RESPONSE:

The management agreement and the management fees were approved by the Company’s independent directors. The Company believes that the management fee formulation contained in the management agreement between the Company and Deerfield Capital Management LLC is similar to the management fee formulations contained in the management agreements of other externally managed REITs that have been formed in recent years and will obligate the Company to pay management fees that, in its opinion, are fair and appropriate in light of current market conditions for externally managed REITs of this type. The Company believes it would be inappropriate to include in the registration statement specific disclosure describing the management fee arrangements that have been adopted by other externally-managed REITs that may be competitors of the Company. This information is not a disclosure requirement of Form S-11 nor have other externally-managed companies that have filed registration statements on Form S-11 recently reported such information. The Company has filed its management agreement as an exhibit and has described in the registration statement the material terms of the management agreement, including the management fee provisions contained in the management agreement. Information about the management fee arrangements of other publicly-traded externally managed REITs, or externally managed REITs that have filed initial public offering registration statements, is publicly available to interested prospective investors from the EDGAR archives accessible through the SEC’s website.

Ms. Elaine Wolff

May 13, 2005

22.

On page 7, please define what constitutes “cause” for purposes of terminating the management agreement. Make it clear that “cause” does not include “unsatisfactory performance that is materially detrimental” to your business.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 6.

Credit Analysis and Structuring

23.

We note your disclosure here and on page 78 regarding default rates of CDO’s under Deerfield Capital’s management. Please indicate the percentage that represents mortgage backed securities, the percentages of equity and debt investments and the ratings of such investments. In this connection, please explain how these investments are similar or dissimilar to the investments you intend to hold in your portfolio.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 10.

Risk Factors, page 17

Risks Related To Our Business, page 17

24.	Where relevant, and only to the extent material, please discuss:

•	risk related to any reliance on sub-prime lending;
•	risk related to the fact that your manager’s management fee shall be paid regardless of investment performance and that this may erode funds available for distribution;
•	risk related to recent reports that Triarc’s “deal flow,” something you indicate on page 4 that you will rely on, has slowed in recent years (see “Triarc to form REIT,” TheDeal.com, Jan. 7, 2005);
•	risk related to negative covenants on current repurchase agreements, warehouse loans or other credit facilities (please describe the operation of key terms);

Ms. Elaine Wolff

May 13, 2005

•	risk related to recent legislation regarding dividend tax rates that may make REIT shares less attractive compared to non-REIT shares;
•

risk of dilution related to the fact, from page 49, that your manager may, in its sole discretion, elect to receive more than 15% (and presumably all) of its incentive fee in the form of common stock; and

•	risk related to the Market Square transaction.

RESPONSE:

In response to the Staff’s comment, with respect to the second bullet in the Staff’s comment, the Company has added a risk factor on page 21 and similar disclosure on page 8; with respect to the fourth bullet in the Staff’s comment, the Company has included a risk factor on page 32; with respect to the fifth bullet in the Staff’s comment, the Company has added a risk factor on page 43; with respect to the sixth bullet in the Staff’s comment, the Company has added risk factor disclosure on page 37; and with respect to the seventh bullet in the Staff’s comment, the Company has added a risk factor on page 30. With respect to the first bullet in the Staff’s comment, the Company refers the Staff to its response to Comment No. 17 regarding the insignificance of its investment in RMBS backed by sub-prime residential mortgage loans. With respect to the third bullet in the Staff’s comment, the Company respectfully submits that it has been advised by Triarc that its deal flow has not slowed in recent years. The January 7, 2005 article from TheDeal.com included a quote from Mr. Ed Garden, Triarc’s Vice Chairman, that affirmed that Triarc sees “substantial, proprietary dealflow”. The reference in the article to the size of certain transactions in Triarc’s dealflow being too small for Triarc is not indicative of a reduced volume of transactions.

25.	Please revise to include separate risk factor disclosure addressing the risks for each of your intended types of investments.
RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factors on page 28-34.

26.	If true, please revise to include risk factor disclosure that you have not yet adopted an investment policy as to the amounts that may be invested in each of your intended investments.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has added risk factor disclosure on page 21.

27.

If true, please revise to include risk factor disclosure that you have not yet adopted an investment policy as to the amounts that may be invested in nonconforming and subprime loans, unrated mortgage-related securities and securities rated below investment grade. If you have adopted such policy, please revise the forepart of the summary and each applicable risk factor.

RESPONSE:

The Company respectfully and supplementally informs the Staff that it does not currently intend to invest in nonconforming and subprime loans. The Company has revised the risk factor disclosure on page 21 to clarify that it has not yet adopted an investment policy as to amounts that may be invested in securities rated as below investment grade and the Company supplementally advises the Staff that it does not currently intend to invest in unrated mortgage-related securities.

Our board of directors has approved very broad investment guidelines..., page 18

28.	Please revise the title and body of this risk factor to better describe the attendant risk.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 21.

Our financial condition and results of operations depend on our ability..., page 19

29.	Please revise the title and body of this risk factor to reflect the associated risk and to remove any suggestion that you will in fact manage growth effectively or achieve growth at all.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 23.

Ms. Elaine Wolff

May 13, 2005

We operate in a highly competitive market for investment opportunities, page 20

30.	Please identify your key competitors (or companies with significant operations that are competitive to you) and, if true, whether your manager currently works with any of them.
RESPONSE:

The Company supplementally advises the Staff that it has already included disclosure on page 23 and 24 that describes the major types of entities that it considers to be competitors. The Company does not believe that it has any one material competitor that is required to be disclosed. The Company supplementally advises the Staff that it has been informed by Deerfield Capital that Deerfield Capital does not currently have, and it is not currently contemplating entering into, any commercial relationships with any entity that the Company considers to be a key competitor.

Failure to procure adequate capital and funding would adversely affect..., page 20

31.	Please revise to explain clearly why a failure to secure additional funding would endanger your ability to make future distributions based on existing assets.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 24.

If we issue senior securities we will be exposed to additional risks, page 20

If we engage in securitizations, we may be exposed to additional risks, page 20

32.	Please revise the titles of both of these risk factors to describe the attendant risk with specificity. Also:
	•	with respect to the sale of senior securities, please describe the kinds of rights these holders may be granted; and
•

with respect to securitizations, please explain why you might not be able to securitize your assets. Where relevant, please discuss risk related to gain-on-sale accounting for securitizations, including the future impairment of portfolio securities, to the extent you intend rely on such accounting.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 24. The Company supplementally advises the Staff that it does not currently intend to rely on gain on sale accounting.

We may not be able to renew the total return swaps that we enter into..., page 21

33.

Please explain why you may not be able to renew these swaps, why your ability to invest in the swaps would be limited by REIT qualification requirements and the impact this could have on your business.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 25.

The amount of our distributions will depend on our operating results, page 22

34.	Please revise the title to reflect the attendant risk to investors. Please revise the discussion to identify the “factors” that could impact your ability to distribute dividends and why.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 26.

Loss of 1940 Act exemption would adversely affect us and negatively affect..., page 22

35.	Please remove mitigating language from this risk factor, including your expectation that you will satisfy the requirements for exemption,
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 27.

Risks Related To Our Investments, page 23

36.	We note that Fannie Mae and other agencies guarantee principal and interest in “certain” of your RMBS. Please discuss risk related to any RMBS not guaranteed by these agencies.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has added risk factor disclosure on pages 31-32.

We may enter into derivative contracts that could expose us to contingent..., page 28

37.	Please explain when derivative contracts could require you to fund cash payments. Please disclose where investors will be able to find information on these “contingent liabilities.”
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 34-35 to clarify that derivative contracts may expose us to unexpected economic losses.

Risks Related To This Offering, page 29

Future sales of shares of our common stock may depress the price of our share, page 30

38.

Please quantify future sales of restricted stock and shares underlying options held by your manager with more specificity. Please quantify the number of shares underlying options issued through your incentive plan and how many more remain to be issued.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 36-37.

We have not established a minimum distribution payment level and we cannot..., page 31

39.	Please explain in a separate risk factor that certain distributions might constitute a return of capital and what that would mean to investors.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 38.

Investing in our shares may involve an above average degree of risk, page 32

40.	Please revise to describe briefly the kinds of “aggressive” or speculative investments you may make.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has removed this risk factor and replaced it with expanded disclosure of the risks associated with the investment classes in which the Company intends to invest. See pages 28 through 35.

Tax Risks, page 35

Your investment has various federal income tax risks, page 35

41.	Please revise to summarize the key risks to investors.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure and removed this risk factor and replaced it with expanded disclosure of the key risks on pages 42 through 45.

42.

Please explain how your disclosure here comports with the risk factor on page 28, where you state that you will have “significant flexibility” on allocating a portion of the proceeds of this offering for unidentified investments.

RESPONSE:

The Company supplementally advises the Staff that it believes it is accurate to state that it will have significant flexibility with respect to how it invests that portion of the net proceeds of the offering for which specific uses are not identified, which is expected to be approximately 10%, but may be as much as 20-25% of the net proceeds of the offering. Accordingly, the Company believes that the risk factor on page 35 (on page 28 of the initial filing of the Registration Statement) is appropriate and will not be inconsistent with the disclosure contained in “Use of Proceeds.”

43.	We note your intended use of proceeds for debt repayment. Please provide the disclosure required by instruction 4 to Item 504 of Reg. S-K.
RESPONSE:

The Company will include the disclosure required by Instruction 4 to Item 504 of Regulation S-K in a pre-effective amendment to the Registration Statement to be filed before preliminary prospectuses are printed and the marketing phase of the offering commences.

Ms. Elaine Wolff

May 13, 2005

Institutional Trading of Our Common Stock, page 41

44.	Please disclose the number of beneficial holders of your common stock. Refer to Item 201(b)(1) of Reg. S-K.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 48.

Distribution Policy, page 42

45.

Please revise to present pro forma per share data reflecting the offering proceeds to cover the distribution amount and balance sheet data to reflect accrual for the distribution to be paid on April 29, 2005. Refer to SAB Topic 1.B.3.

RESPONSE:

The Company supplementally advises the Staff that the first quarter 2005 distribution to the Company’s stockholders was accrued in the first quarter 2005 financial statements which are included in Amendment No. 1 and was payable April 29, 2005 out of cash available for distribution. None of the net proceeds of the offering will be used to fund this distribution.

46.

In addition, please clarify for readers the percentage of your April distribution that represents a return of capital to investors. Also, please disclose any impact this distribution will have on determining the amount of 2005 distributions necessary to satisfy the REIT distribution requirements.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 49. The Company supplementally advises the Staff that it will not be able to determine the percentage, if any, of its April distribution that represents a return of capital to investors until the end of the current fiscal year.

MD&A, page 46

47.

Please update your MD&A to discuss first quarter results, to the extent they are available. Also, from your February 2005 report, we note your “strategy” of investing in higher coupon, higher premium bonds leads to more prepayment risk balanced by the

Ms. Elaine Wolff

May 13, 2005

potential for higher income, wider spreads and lower hedging costs. Where relevant, please be sure to discuss this strategy—including results to date and projected future performance—in your MD&A or business section.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in the MD&A section to reflect first quarter 2005 results. In addition, the Company has revised the disclosure on page 59 to discuss the strategy included in its February 2005 report.

48.

In discussing your portfolio as of the most recent practicable date, please include detailed information, in both tabular and narrative form, on the types of investments you have and the collateral securing the mortgage loans, year of origination or issue date, lien position or class, maturities, mortgage rates, Moody’s ratings classes, FICO scores, loan-to-value ratios and delinquency status of loans. Your disclosure should, among other things break down your investment portfolio into investments with floating rates (including residential ARM loans, residential ARM securities, commercial real estate loans, commercial debt securities, corporate loans and corporate securities), hybrid rates (which appear to be the bulk of your current holdings) and fixed rates (if any).

RESPONSE:

The Company respectfully advises the Staff that, because its residential mortgage-backed securities portfolio is heavily concentrated in agency-backed RMBS and AAA-rated RMBS, the credit quality of the underlying loans is not relevant to an understanding of the risk profile of our RMBS portfolio. Consequently, we do not collect data regarding the collateral securing the mortgage loans backing our RMBS, lien position or class, FICO scores, loan-to-value ratios and delinquency status of loans. The Company has disclosed the data regarding its RMBS portfolio that it believes is relevant in the MD&A section on page 59. The Company has also included a table on page 59 that describes the allocation of its portfolio among the various types of securities in the portfolio.

49.	Please revise to discuss changes in net investment income, net investment gains and losses and non-investment expenses and any income tax benefits related to activities of your TRS;
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64. The Company supplementally advises the Staff that it has not conducted any investments or

Ms. Elaine Wolff

May 13, 2005

activities through taxable REIT subsidiaries, other than the recent TRS election with respect to the Market Square CLO, which holds approximately $300 million of bank loans.

50.

If over 20% of offering proceeds have been or will be invested in several loans on related operating properties to the same or affiliated borrowers, please include audited financial statements of the operating properties securing the loans. At concentration levels between 10-20%, please include financial and other information regarding the underlying operating properties. In determining whether these concentration thresholds are crossed, loans to the same obligor, group of related obligors, or loans on related properties should be aggregated. If the borrowers are not the same or affiliated, so state.

RESPONSE:

The Company supplementally advises the Staff that less than 10% of the net proceeds of the offering will be invested in one or more loans on related operating properties to the same or affiliated borrowers.

Trends, page 47

51.

For each trend discussed, please revise to discuss the trend in light of your current portfolio and the mix expected in your portfolio. For example only, we note that your current portfolio is comprised primarily of 5 year fixed hybrid adjustable rate RMBS.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 54-55.

52.

In this connection, please explain the statement that “with respect to our existing and future floating rate investments, we believe such interest rate increases should result in increases in our net interest income.” We note that you currently have invested in and intend to continue to invest in hybrid adjustable-rate RMBS which are based on mortgages with interest rate caps while the interest rate costs on your borrowings may increase without any limitation by caps. Further, please discuss the impact of prepayments on these investments.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 55.

Ms. Elaine Wolff

May 13, 2005

53.	Please discuss trends related to hedging, including any likely increase in hedging costs as rates rise.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 55.

Critical Accounting Policies, page 47

54.

Please revise to include a quantitative analysis of your critical accounting estimates. This analysis should supplement your discussion of critical accounting policies and should provide greater insight into the variability that is reasonably likely to result after critical accounting estimates are made. Refer to Release No. 33-8350.

RESPONSE:

The Company’s critical accounting policies include its critical accounting estimates, which are comprised primarily of security valuations. SEC Release 33-8350 requires a quantitative analysis of the sensitivity of the estimate to be provided only if the estimate is highly uncertain “and materially subjective.” The Company has disclosed that it believes that there may be variance among pricing sources and related market data used to value securities. However, Deerfield Capital has selected a single pricing source for use in the Company’s RMBS security valuation process and the Board of Directors has approved Deerfield Capital’s process. Therefore, the Company does not believe that the estimate is highly uncertain, or that Deerfield Capital’s approved valuation process is unusually subjective. As a result, the Company believes presenting a quantitative range of security values is not meaningful to potential investors.

Financial Condition-Mortgage Backed Securities, page 50

55.

Please disclose the weighted average annual increases and lifetime interest rate caps for your hybrid investments. Also, please describe in more detail how the adjustable rates are generally calculated, including the benchmarks used.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 60.

56.

On page 51, please disclose the source of the tabular information and provide us with a copy on a supplemental basis. Was this prepared in support of this filing? If so, a consent must be filed as well. Refer to Rule 436 of Reg. C.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

The Company supplementally advises the Staff that it utilizes an RMBS cash flow modeling software package of a subscription-based financial information service provider to compile certain statistics relating to the RMBS portfolio, including estimated life. The Company uses the software package to apply prepayment speed information by CUSIP number to the Company’s RMBS securities. The Company adjusts market prepayment speed information, which is on a spot basis, for forward expectations of prepayment activity. The Company then uses the adjusted prepayment speeds in the software package to compute individual and weighted average estimated lives. No third party prepared a report or opinion or reviewed or passed upon any information in the Registration Statement. In addition, the information on page 59 has not been set forth upon the authority or reliance of a third party as experts. Because the Company uses a software package in its calculation of RMBS securities portfolio statistics, but performs the calculation itself, the Company believes it is not required to name any person as an expert or file a consent under Rule 436 of Regulation C.

Financial Condition - Equity Securities, page 51

57.	Please describe these investments in more detail, including a quantification of your ability to acquire a “limited” amount and disclose whether you have acquired any such investments to date.
RESPONSE:

The Company supplementally advises the Staff that these investments total less than 1% of our total portfolio as of March 31, 2005. Accordingly, the Company does not believe more detailed disclosure about these investments is warranted.

Financial Condition-Unsettled Securities Purchases, page 51

58.	Please describe these purchases with more specificity.
RESPONSE:

In response to the Staff’s comment, the Company has moved the disclosure under the heading “Liabilities” on page 62 and has updated and revised the disclosure with more specificity.

Financial Condition-Hedging Instruments, page 51

Ms. Elaine Wolff

May 13, 2005

59.

Please explain in more detail what interest rate swaps and swap forwards are and how they work. Please explain more clearly what portion for your portfolio is hedged and what is not and explain in your liquidity section what it would mean to you should “additional margin collateral” be sought by your counterparties. Finally, we note from page 57 that hedging effectively fixes your interest rate on an investment for a period of time. Where relevant, please discuss the cost of hedging (i.e., how much an anticipated return will, on average, be reduced in the event it is hedged).

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

Results of Operations, page 52

60.

Your reasoning on page 53 that REIT taxable net loss is useful to investors because it directly relates to the distributions you have to make in order to retain REIT status seems to address REIT taxable net loss as a liquidity measure and not as a measure of performance. If management does, in fact, provide REIT taxable net loss as a measure of financial performance, revise your discussion of REIT taxable net loss to disclose the reasons why you believe that it provides relevant and meaningful information about your financial performance and how it may be useful to investors and management alike. Refer to Item 10(e) of Reg. S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65. The Company supplementally advises the Staff that management does not use REIT taxable income or loss as a liquidity measure.

Contractual Obligations and Commitments, page 53

61.	Please omit the cross reference and include a description of material terms here.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 65.

Ms. Elaine Wolff

May 13, 2005

Liquidity and Capital Resources, page 53

62.

On page 54, please discuss how much more money you expect to raise in repurchase agreements in order to obtain your target leverage and when you expect to have your current equity fully levered. In general, please update your discussion of liquidity to reflect investment activities during the first quarter of 2005.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 65 to reflect investment activities during the first quarter. The Company supplementally advises the Staff that, as of March 31, 2005, its leverage ratio was within its targeted range.

63.

Please briefly describe the covenants contained in the standard master agreement. With respect to the covenants associated with other agreements, please be more specific as to limits on your ability to resell “certain” securities (which ones), the cap on distributions, and the minimum net asset value. Make it clear what the consequences would be if these limitations were breached or if there were another kind of default (i.e., loss of REIT status or termination of your management agreement).

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 66.

64.

Please explain the basis for your belief that you will have sufficient capital to meet your needs, including distributions, in light of your lack of operating history and risk related to your match-funded CDO strategy. Please clarify on page 55 what you mean by “short term liquidity requirements.” Finally, please discuss the impact of your expected April distribution on your liquidity.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 67.

Business, page 60

65.

Please balance disclosure regarding the past performance of your manager and Triarc with more particularized information regarding major adverse business developments. Given that your strategies (including your hedging strategy from page 57) are highly

Ms. Elaine Wolff

May 13, 2005

dependent on projected prepayment levels, please discuss your manager’s record of assessing such trends. Please include a discussion of how your investment strategy differs from those of your manager’s current clients.

RESPONSE:

The Company has removed most of the data regarding the past performance of Deerfield Capital and Triarc and accordingly does not believe that information regarding major adverse business developments is needed. The Company supplementally advises the Staff that it continuously assesses prepayment trends, but has not specifically tracked its record in assessing these trends. The Company has revised the disclosure on page 73 to discuss how its investment strategy differs from those of Deerfield Capital’s other clients.

Our Investment Strategy, page 63

66.	Where relevant, please provide the disclosure required by Item 25 of Form S-11.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 105 and pages 115-117.

67.

For each type of investment you may make, please indicate whether your investment policies may be changed without a shareholder vote and the percentage of assets that may be invested in each (or, in the case of securities, in a single issuer). Refer to Item 13 of Form S-11.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 76. The Company supplementally advises the Staff that it has not adopted and does not intend to adopt an investment policy that requires an allocation of its portfolio by percentage among specific asset classes.

68.

With respect to your bank loans and related derivatives, described on page 67, please explain why you expect most of them to be made to “below investment grade” issuers. Also, please disclose what portion of your current loans has been made to such issuers.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 78.

Our Investments-Other Investments, page 70

69.	Please describe these investments with more specificity.
RESPONSE:

The Company respectfully submits that it expects the investments described under “Other Investments” will represent only a small percentage of its portfolio and therefore that it believes that the level of detail is adequate.

Deerfield Capital Portfolio Management and Infrastructure Resources, page 70

70.

Please provide the disclosure called for by Item 24(b) of Form S-11. Provide the name and address of each affiliated person providing you with investment advisory services and their principal occupations during the last five years, including their roles with your manager. Cross reference to your management section is acceptable. If it is your contention that the person providing advisory services to you is an entity—Deerfield Capital—provide the disclosure called for by instruction 1.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 83.

Our Financing Strategy, page 80

71.	Please indicate the extent to which you have already engaged in any of the activities listed in Item 12 to Form S-11.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 98.

Our Structure, page 84

72.	Please provide the disclosure required by Items 11(b) and (d) of Form S-11.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 97.

Management, page 86

73.

We note that your CFO will be dedicated entirely to your business. Where appropriate, please disclose his compensation in accordance with Item 402 of Reg. S-K. Also, please confirm that your CEO, president and general counsel will not be dedicated to your business or provide similar information. Finally, please include any distributions of stock or options to your manager or to any officer or employee of your manager in your discussion of equity compensation.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 to reference the recently hired chief financial officer, Robert Armour and to clarify that Mr. Armour is the only one of the Company’s officers who is dedicated entirely to the Company’s business. The Company supplementally advises the Staff that Mr. Armour will be an employee of Deerfield Capital, the Company’s manager, and as such will not be compensated directly by the Company or any of its subsidiaries. Deerfield Capital has informed the Company that it cannot identify the portion of the compensation awarded to the Company’s executive officers by Deerfield Capital that relates solely to their services to the Company as Deerfield Capital does not compensate its employees for such services.

74.	Where relevant, please provide the disclosure called for by Item 201(d) with regard to options issued to your manager.
RESPONSE:

In response to the Staff’s comment, the Company has revised on pages 108.

Biographical Information, page 87

75.	Provide the following information for your directors:
	•	with regard to Mr. Fischer, please explain what the liquidating trust is;

Ms. Elaine Wolff

May 13, 2005

•	with regard to Mr. Machinist, please provide dates for his experience since 2001 and confirm that he was with Bank of New York from 1998 to 2001;
•	with regard to Mr. Rothschild, please provide dates for his employment prior to 2001;
•	with regard to Mr. Rubin, please provide dates for employment since 1999.
•

with regard to Mr. Shrear, please provide dates and types of employment during his tenure with your manager and indicate that he will not be your CFO once your manager appoints a dedicated CFO prior to the conclusion of this offering;

•	with regard to Mr. White, please provide dates and employment for the last five years;
•	with regard to Mr. Robert, please provide dates for relevant employment;
•	with regard to Mr. Trutter, please provide dates for relevant employment and indicate whether he will remain your CEO after the offering; and
•	with regard to Mr. Grien, please indicate whether he will remain your president after the offering.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 101-104. Please note that, as of April 18, 2005, Mr. Shrear is no longer the Chief Financial Officer of the Company.

Management Fees and Incentive Compensation-Incentive Compensation, page 99

76.

Please explain to investors why you structured the incentive fee in this manner. Explain precisely what you hope to achieve (i.e., the level of growth before the incentive and any effect on growth after the incentive). Please use an example to provide investors with a better idea of how this incentive works.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 114-115.

Conflicts of Interest In Our Relationship With Deerfield Capital, page 100

77.

On page 101, please clarify what you mean where you state that your manager may at either your or its discretion enter into an agreement with your TRS so long as the overall economics of your management arrangement do not change. Does this mean that your manager may contract with your TRS over your objection? Does this mean that your manager may make nothing in addition to the management agreement, even if it performs work for your TRS? Also, please explain what your manager might do for your TRS.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 117.

Principal Stockholders, page 102

78.	Please identify the natural persons controlling the shares held by your principal stockholders that are not public companies.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 119.

79.

Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

RESPONSE:

The Company has delivered notices to its stockholders regarding the filing of the Registration Statement but has not yet determined the investors that may wish to be included as selling stockholders in the prospectus. We will update the prospectus as requested in a subsequent amendment.

Ms. Elaine Wolff

May 13, 2005

80.

Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities;
•	the circumstances under which the selling shareholders received the securities;
•	the selling shareholders’ relationship to the issuer;
•	the amount of securities involved;
•	whether the sellers are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE:

We refer the Staff to the response to Comment No. 79, above. The Company will provide the requested analysis upon determining the investors that may wish to be included as selling stockholders.

Certain Relationships and Related Transactions, page 104

81.

Please identify all related parties by name and position. To the extent known, please quantify their interests in your manager or its affiliates, and the resulting interest in the related transactions. To the extent known, please disclose your manager’s officers or employees or other individuals who have received allocations of restricted stock and

Ms. Elaine Wolff

May 13, 2005

options granted to your manager, or disclose that your manager has not yet made any determinations with respect to the allocations.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 120. The Company also respectfully refers the Staff to the responses to Comment Nos. 4 and 5.

82.

Please make the disclosures required by Item 404(b)(5) of Reg. S-K, if applicable. In this regard, we note Mr. Grien’s prior relationship with Credit Suisse First Boston and Mr. Rubin’s relationship with Bear Stearns.

RESPONSE:

The Company respectfully submits that Mr. Grien’s prior relationship with Credit Suisse First Boston and Mr. Rubin’s prior relationship with Bear Stearns did not occur during the last fiscal year and are not required to be disclosed under Item 404(b)(5) of Regulation S-K.

83.	Please revise to include information contained in Note 8 to your financial statements, as applicable.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 120.

Descriptions of Capital Stock, page 106

Restrictions on Ownership, page 107

84.	We note from here and page 13 disclosure related to your corporate and foundations investors, and their relative interests in your company. Please revise your disclosure here to:
	•	confirm the identity of your “corporate” investor and your “foundation” investor;
	•	explain why you exempted Triarc and its affiliates and Deutsche Bank from the 4.1% limit;
	•	disclose how much they hold now;

Ms. Elaine Wolff

May 13, 2005

•

explain briefly why you believe their holdings do not jeopardize your REIT qualification. In this regard, we note from page 108 that you have obtained an opinion from counsel that granting this exemption “would not result in any individual owning, directly or indirectly, stock in excess of the 4.1%” limit. Please attach this opinion as an exhibit to your registration statement and explain how this statement comports with your disclosure that both of these investors hold in excess of 4.1%;

•	explain why (and by how much) you intend to increase the ownership limit for the foundation investor and other investors and decrease the corporate investor’s limit as a result of this offering; and
•

explain the basis of your belief that increasing the 4.1% limit for some investors will not endanger your REIT status. Note, your explanation here, as above, should be supported by the appropriate legal opinion attached to your registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 123-125. In addition, the Company has supplementally provided a copy of the opinions related to the ownership limitation waiver as Exhibit B to this letter, and has supplementally provided the form of tax opinion to be filed as Exhibit 8.1 to the Registration Statement as Exhibit C to this letter. The Company will file the final tax opinion as Exhibit 8.1 in a later amendment. In addition, the Company has supplementally provided the form of Exhibit 5.1 legal opinion as Exhibit D to this letter and will file the final legal opinion in a later amendment.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaw, page 115

85.	In this section, where you refer to “certain exceptions,” such as in your discussion of approval of extraordinary items or control share acquisitions, please revise to list the material exceptions.
RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 133.

Ms. Elaine Wolff

May 13, 2005

Underwriting, page 140

86.

We note the discussion beginning on page 141 regarding the offering of stock in foreign countries. Please supplementally tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

RESPONSE:

The underwriters have advised the Company that they may offer, sell or distribute shares outside the United States. However, there is no separate syndicate of international underwriters.

87.

We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?
RESPONSE:

We will provide the Staff supplementally with copies, when available, of the materials that will be used in connection with the directed share program. We and CSFB will work together to implement the directed share program. The directed share program is part of the underwritten offering. The procedures for the directed share program do not differ materially from the procedures of the general offering. Generally, the only differences are:

Ms. Elaine Wolff

May 13, 2005

•	Communications that would customarily be made via telephone in the general offering context are made to directed share program participants in writing or online with their authorization;
•	Directed share program participants must open new accounts with CSFB if they do not already have them; and
•	Directed share program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the directed share program.

The allocation of the shares to directed share program participants is determined by the Company, and the mechanics of selling the shares is handled by CSFB as underwriter. The Company will identify a list of directors, officers, employees, affiliates, customers and vendors who will be entitled to purchase shares in the directed share program (along with their contact information and their positions and names of employers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by the Company explaining that CSFB is facilitating the Company’s directed share program, including a preliminary prospectus and the other directed share program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134 of the Securities Act. If a person is interested in participating, that person completes the required documentation (which includes a free-riding and withholding questionnaire) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the NASD Free-Riding and Withholding Questionnaire to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any directed share program participant until after the Registration Statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given the opportunity to confirm that they wish to purchase the shares allocated to them. After the Registration Statement becomes effective and the offering is priced, the Company and CSFB prepare a final approved list of allocations. CSFB notifies each person verbally or by email who has been allocated shares of the number of shares that they have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

Ms. Elaine Wolff

May 13, 2005

88.

We note your discussion regarding marketing of this offering online on page 144. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available over the Internet or will engage in the electronic offer, sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus or for electronic distributions have been reviewed and cleared by the Division’s Office of Chief Counsel, and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members. We may have further comment.

RESPONSE:

The underwriters have advised the Company that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the web sites they maintain. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the SEC and the SEC raised no objections.

Other than with respect to electronic roadshows conducted in compliance with SEC no-action letters, the Company has not, and the underwriters have not, made any arrangements with a third-party to host or access the preliminary prospectus on the internet.

89.

Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

The underwriters have advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the internet. While the underwriters have contracted with Yahoo! NetRoadshow (www.netroadshow) to conduct an internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. Yahoo! NetRoadshow has informed the underwriters that it conducts internet roadshows in accordance with the Net Roadshow Inc. no-action letter dated July 30, 1997, received from the SEC in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will, be made available on the website.

Currently, no information regarding the Company appears on the Yahoo! NetRoadshow website.

90.

We note from page 144 that your underwriters have performed services for you in the past or are parties to various financing arrangements. Please disclose these relationships in more detail, including dates, amounts and specific parties involved.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 161.

Information Not Required in Prospectus

Recent Sales of Unregistered Securities

91.	Supplementally, please tell us how many accredited investors purchased shares from you in the concurrent private placement in 2004. We may have additional comments.
RESPONSE:

The Company supplementally informs the Staff that approximately 220 accredited investors purchased shares in the December 2004 private offering.

92.	Please include in your discussion of the sale to your manager the option grant as well.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page II-2.

93.	Please attach as exhibits to your registration statement the key agreements evidencing the transactions discussed in this section.
RESPONSE:

In response to the Staff’s comment, the Company has attached as Exhibits E, F, G and H to this letter the Purchase/Placement Agreement and the forms of Subscription Agreements employed in connection with the transactions discussed in this section. The Company has not filed these documents as exhibits to the Registration Statement since it does not believe these documents are material agreements that are required to be filed under the requirements of Form S-11.

Notes to Consolidated Financial Statements, page F-7

Note 2. Accounting Policies, page F-7

Securities, pages F-7 to F-8

94.	Please revise to include your methodology for deciding whether to classify securities as available for sale or held to maturity under SFAS 115.
RESPONSE:

The Company has advised us that its intent is to hold all assets to maturity, but the Company opportunistically watches the market or may want to realign its internal investment management strategy, which, from time to time, may result in sales. However, the Company believes it may classify short-term investments, less than 90 days to maturity, as held-to-maturity consistent with its intent related to these investments. The Company has clarified its methodologies in the accounting policies section.

95.

Based on your disclosure on page 48, we note that you follow the guidance in SFAS 91, with respect to recognition of interest income on mortgage-backed securities. Supplementally, please tell us what consideration you gave to following the guidance EITF 99-20 when recognizing interest income on your available for sale and held to maturity securities.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

As of December 31, 2004 and March 31, 2005, the Company only held agency guaranteed and AAA-rated residential mortgage backed securities. The scope of EITF 99-20 requires (among other things) that the beneficial interests in securitized financial assets are not beneficial interests that are of high credit quality (for example, guaranteed by the US government, its agencies, or other creditworthy guarantors, and loans or securities sufficiently collateralized to ensure that the possibility of credit loss is remote). Since the Company’s beneficial interests in residential mortgage backed securities are either agency guaranteed or AAA-rated, the Company does not believe that EITF 99-20 applies to its investment portfolio.

Recent Accounting Pronouncements, pages F-9 to F-10

96.

We note your disclosure on page 28 that you hold subordinated commercial mortgage backed securities. Supplementally, please tell us whether your interest in these securities gives you the right to control the foreclosure workout process on the underlying loans and whether you evaluated these interests for consolidation under FIN 46R.

RESPONSE:

As of December 31, 2004 and March 31, 2005, the Company did not hold any commercial mortgage backed securities. The Company may hold commercial mortgage backed securities in the future. However, if in the event the Company does hold these types of securities in the future, the Company would not expect to hold any servicing rights on the underlying collateral.

Note 6. Capital Stock and Earnings per Share, page F-l2

97.

Please supplementally provide us with your basis for assuming a dividend yield of 13.8 percent for your Black-Scholes option-pricing model considering your lack of history. We note that dividend yields for REITs are generally significantly less than the amount you have assumed.

Ms. Elaine Wolff

May 13, 2005

RESPONSE:

The Company has supplementally provided support for its dividend yield calculation. The Company used four comparable REITs for generating its yield assumption, which included Annaly Mortgage Management, Anthracite Capital Inc., Newcastle Investment Corp, and Thornburg Mortgage Inc. The Company adjusted each comparable company’s dividend yield to reflect the yield as if each was trading at book value. This resulted in an average yield of 14.72%. The Company’s stock was issued at $15.00 per share and after fees and expenses, had a book value of $14.07 per share. The Company adjusted the average book dividend yield to reflect the slight dilution after fees and expenses, which resulted in an adjusted yield of 13.80%.

Note 9. Fair Value of Financial Instruments, page F-14

98.	Please revise to explain your basis for determining that the fair value of securities classified as held to maturity is equal to amortized cost.
RESPONSE:

The Company modified the language in the footnote on Fair Value of Financial Instruments clarifying that the fair value of securities classified as held-to-maturity approximates amortized cost due to the short-term nature of these investments, less than 90 days.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Mr. Matt Maulbeck
Mr. Geoffrey Ossias
Mr. Steven Jacobs
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Frederick L. White
Mr. Larry P. Medvinsky

Exhibit A

DEERFIELD TRIARC CAPITAL CORP.

LOGO

A-1

Exhibit B

OPINIONS REGARDING EXEMPTION FROM OWNERSHIP LIMIT

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL FAX	804 • 788 • 8200 804 • 788 • 8218

December 23, 2004

Deerfield Triarc Capital Corp.

8700 West Bryn Mawr Avenue, 12th Floor

Chicago, Illinois 60631

Deerfield Triarc Capital Corp.

Exemption of Deutsche Bank AG From Ownership Limit

Ladies and Gentlemen:

We have acted as tax counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), in connection with the Company’s initial private placement of its common stock (the “Common Stock”) and the placing of certain restrictions on the ownership of the Company’s outstanding capital stock. Pursuant to the Company’s Articles of Amendment and Restatement (the “Charter”), no person may own more than 4.1% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of capital stock (the “Ownership Limit”). Upon completion of the initial private placement of the Common Stock, Deutsche Bank AG (“DB”) and its direct and indirect subsidiaries (collectively, the “DB Group”) will own approximately 6.25% of the Common Stock. You have requested our opinion regarding whether the exemption of the DB Group from the Ownership Limit (the “DB Group Exemption”) in connection with their beneficial and constructive ownership of Common Stock in excess of the Ownership Limit will prevent the Company from qualifying as a REIT for federal income tax purposes.

The DB Group Exemption is conditioned on the following terms: (i) the DB Group may not beneficially own or constructively own (as determined pursuant to Article VI of the Charter) more than 6.25% of the outstanding Common Stock at any time and (ii) no individual may beneficially own or constructively own (as determined pursuant to Article VI of the Charter), as a result of the DB Group’s ownership of the Common Stock, more than 4.1% of the outstanding Common Stock at any time.

Deerfield Triarc Capital Corp.

December 23, 2004

In giving this opinion letter, we have examined the Charter, the representations of DB contained in a letter to the Company dated December 23, 2004 (the “Representations”), and such other documents as we have deemed necessary or appropriate for purposes of this opinion. We also have assumed the accuracy of the Representations and have assumed that the Charter and the other documents that we have reviewed have been duly authorized, executed, and delivered by each party thereto; are authentic, if originals, or are accurate, if copies; and have not been amended.

Based on the documents and assumptions set forth above and the Representations, we are of the opinion that granting the Exemption will not prevent the Company from qualifying as a REIT for federal income tax purposes.

The foregoing opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder, published administrative interpretations thereof, and published court decisions. The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinion expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee, and it may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

Very truly yours,

03352/01655

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL FAX	804 • 788 • 8200 804 • 788 • 8218

December 23, 2004

Deerfield Triarc Capital Corp.

8700 West Bryn Mawr Avenue, 12th Floor

Chicago, Illinois 60631

Deerfield Triarc Capital Corp.

Exemption of Triarc Companies, Inc. and Deerfield Capital Management, LLC

From Ownership Limit

Ladies and Gentlemen:

We have acted as tax counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), in connection with the Company’s initial private placement of its common stock (the “Common Stock”) and the placing of certain restrictions on the ownership of the Company’s outstanding capital stock. Pursuant to the Company’s Articles of Amendment and Restatement (the “Charter”), no person may own more than 4.1% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of capital stock (the “Ownership Limit”). Upon completion of the initial private placement of the Common Stock, Triarc Companies, Inc. (“Triarc”) and its direct and indirect subsidiaries (collectively, the “Triarc Group”) will own approximately 3.71% of the Common Stock, and, if all restricted shares and options granted to Deerfield Capital Management, LLC (“Deerfield Capital”), a member of the Triarc Group, vest, the Triarc Group may be treated as owning up to 9.6% of the Common Stock. In addition, Deerfield Capital will receive up to 15% of its compensation under the Management Agreement, between the Company and Deerfield Capital, dated as of December 23, 2004, in newly issued Common Stock, subject to the limitation that Deerfield Capital shall not be required to accept as compensation under the Management Agreement more than 9.8% of the outstanding Common Stock (including, for the purposes of such calculation, the restricted stock and the Common Stock received upon the exercise of the options granted to Deerfield Capital). You have requested our opinion regarding whether the exemptions of Triarc (the “Triarc Exemption”) and Deerfield Capital (the “Deerfield Capital Exemption”) from the Ownership Limit in connection with their

Deerfield Triarc Capital Corp.

December 23, 2004

beneficial and constructive ownership of Common Stock in excess of the Ownership Limit will prevent the Company from qualifying as a REIT for federal income tax purposes.

The Triarc Exemption and the Deerfield Capital Exemption are conditioned on the following terms: (i) Triarc may not Beneficially Own or Constructively Own (as defined in Article VI of the Charter) more than 9.96% of the outstanding Common Stock at any time; (ii) Deerfield Capital may not Beneficially Own or Constructively Own (as defined in Article VI of the Charter) more than 13.52% of the outstanding Common Stock at any time; and (iii) no individual (including an investor or shareholder in a member of the Triarc Group that owns Common Stock) may Beneficially Own or Constructively Own (as defined in Article VI of the Charter), as a result of the Triarc’s and Deerfield Capital’s ownership of the Common Stock, more than 4.1% (or, in the event the Board of Directors of the Company increases the Stock Ownership Limit (as defined in the Charter), the new percentage limit under the Stock Ownership Limit) of the outstanding Common Stock at any time.

In giving this opinion letter, we have examined the Charter, the representations of Triarc contained in a letter to the Company dated December 23, 2004 (the “Representations”), and such other documents as we have deemed necessary or appropriate for purposes of this opinion. We also have assumed the accuracy of the Representations and have assumed that the Charter and the other documents that we have reviewed have been duly authorized, executed, and delivered by each party thereto; are authentic, if originals, or are accurate, if copies; and have not been amended.

Based on the documents and assumptions set forth above and the Representations, we are of the opinion that granting the Triarc Exemption and the Deerfield Capital Exemption will not prevent the Company from qualifying as a REIT for federal income tax purposes.

The foregoing opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulations thereunder, published administrative interpretations thereof, and published court decisions. The foregoing opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinion expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee, and it may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any

Deerfield Triarc Capital Corp.

December 23, 2004

governmental agency without our express written consent.

Very truly yours,

03352/01655

 Exhibit C

Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218
File No: 66013.2
May [ ], 2005

Deerfield Triarc Capital Corp.

8700 West Bryn Mawr Avenue, 12th Floor

Chicago, Illinois 60631

Deerfield Triarc Capital Corp.

Qualification as

Real Estate Investment Trust

Ladies and Gentlemen:

We have acted as special tax counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), in connection with the preparation of a Form S-11 registration statement (File No. 333-123762), filed with the Securities and Exchange Commission on April 1, 2005, as amended through the date hereof (the “Registration Statement”), with respect to the offer and sale (the “Offering”) of [ ] shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”). You have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

The Company owns primarily real estate-related securities, other asset backed securities, bank loans, and leveraged finance investments, including corporate mezzanine loans, high yield corporate bonds, distressed and stressed debt securities and private equity investments. The Company also owns other types of investments, either directly or through Deerfield Triarc TRS Holdings, Inc., a Delaware corporation (“TRS Holdings”).

In giving this opinion letter, we have examined the following:

1.	the Company’s Articles of Amendment and Restatement;

Deerfield Triarc Capital Corp.

May [    ], 2005

2.          the Company’s Bylaws;

3.          the Registration Statement and the prospectus (the “Prospectus”) contained as a part of the Registration Statement;

4.          the TRS election for TRS Holdings and Market Square CLO Ltd. (“Market Square”); and

5.          such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.          each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.          during its taxable year ending December 31, 2005, and future taxable years, the Company will operate in a manner that will make the representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), true for such years;

3.          the Company will not make any amendments to its organizational documents or the organizational documents of TRS Holdings or Market Square after the date of this opinion that would have the effect of altering the facts upon which the opinions set forth below are based; and

4.          no action will be taken by the Company, TRS Holdings or Market Square after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificate. After reasonable inquiry, we are not aware of any facts that are inconsistent with the representations in the Officer’s Certificate. Furthermore, where the factual representations in the Officer’s Certificate involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individuals making such representations the relevant provisions of the Code, the applicable regulations and published administrative interpretations thereof.

Deerfield Triarc Capital Corp.

May [    ], 2005

Based on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificate and the discussion in the Prospectus under the caption “Federal Income Tax Consequences of Our Status as a REIT” (which is incorporated herein by reference), we are of the opinion that:

(a)        provided the Company properly elects to be taxed as a REIT on its first federal income tax return, the Company will qualify to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable year ended December 31, 2004, and the Company’s organization and current and proposed method of operation (as described in the Prospectus and in the Officer’s Certificate) will enable it to continue to qualify as a REIT under the Code for its taxable year ending December 31, 2005 and thereafter; and

(b)        the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Federal Income Tax Consequences of Our Status as a REIT” are correct in all material respects and the discussions thereunder fairly summarize the federal income tax considerations that are likely to be material to a holder of the Common Stock.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressee (except as provided in the next paragraph), and it speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

Deerfield Triarc Capital Corp.

May [    ], 2005

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton & Williams LLP under the captions “Federal Income Tax Consequences of Our Status as a REIT” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commissions.

Very truly yours,

03352/01655/09346

Exhibit D

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

May __, 2005

Deerfield Triarc Capital Corp.

12th Floor

8700 West Bryn Mawr Avenue

Chicago, Illinois 60631

Re:	Registration Statement on Form S-11 (No. 333-123762)

Ladies and Gentlemen:

We have served as Maryland counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of up to ____________ shares (the “Shares”) of Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), to be issued by the Company in an underwritten public offering, covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.         The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.         The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.         The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.         A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.         Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, (a) the authorization and filing of the Registration

D-1

Deerfield Triarc Capital Corp.

May __, 2005

Statement and (b) the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.         A certificate executed by an officer of the Company, dated as of the date hereof; and

7.         Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.          Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2.          Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.          Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.          All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.          The Shares will not be issued in violation of any restriction or limitation contained in Article VI (Restriction on Transfer and Ownership of Shares) of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

D-2

Deerfield Triarc Capital Corp.

May __, 2005

1.          The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.          The issuance of the Shares has been duly authorized and, when and to the extent issued in accordance with the Registration Statement, the Resolutions and any other resolutions adopted by the Board or a duly authorized committee thereof relating to the Shares, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein in the section entitled “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

50152/216847

D-3

Exhibit E

DEERFIELD TRIARC CAPITAL CORP.

26,666,667 Shares of Common Stock

PURCHASE/PLACEMENT AGREEMENT

December 17, 2004

CREDIT SUISSE FIRST BOSTON LLC

DEUTSCHE BANK SECURITIES INC.

BEAR, STEARNS & CO. INC.,

As Representatives of the

several Initial Purchasers

c/o Credit Suisse First Boston LLC

11 Madison Avenue

New York, NY 10010 3629

Dear Sirs:

Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), proposes to sell to Credit Suisse First Boston LLC (“CSFB”), Deutsche Bank Securities Inc. (“DB”), Bear, Stearns & Co. Inc. (“Bear”) and each of the other Initial Purchasers named in Schedule A hereto (collectively, the “Initial Purchasers”), for whom CSFB, DB and Bear are acting as representatives (in such capacity, the “Representatives”), pursuant and subject to the terms of this Agreement, 26,666,667 shares, less the number of Regulation D Shares (as defined herein) sold in the Private Placement (such difference, the “Firm Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The Company also proposes to grant to the Initial Purchasers, pursuant and subject to the terms of this Agreement, the option described in Section 1(b) hereof to purchase up to 4,000,000 additional shares of Common Stock (the “Optional Shares” and, collectively with the Firm Shares, the “Offered Shares”) to cover over-allotments, if any, made to investors from whom orders were solicited prior to the date hereof.

In addition, the Company will offer and sell, and the Initial Purchasers will act as exclusive placement agents for (the “Private Placement”), that portion of the shares of Common Stock that are not Firm Shares as described in the preceding paragraph (the “Regulation D Shares” and, together with the Offered Shares, the “Shares”), to certain individual accredited investors (as defined in Rule 501(a)(4), (5), or (6) under the Securities Act of 1933, as amended (the “Securities Act”)) and institutional accredited investors (as defined in Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act) (“IAIs”), including 1,000,000 Regulation D Shares to be sold to an affiliate of Triarc Companies, Inc. (“Triarc”) and 122,080 Regulation D Shares to be sold to certain of the directors, executive officers, employees, affiliates of, and other parties related to, the Company, Deerfield Capital Management LLC (the “Manager”) and Triarc (the “Deerfield/Triarc Regulation D Shares”) set forth on Exhibit G hereto (such individual and institutional accredited investors, collectively, “Participants”). The Regulation D Shares will be sold by the Company in accordance with this Agreement on the terms set forth in the Final Memorandum (as defined below).

The sale of the Offered Shares to the Initial Purchasers and the Regulation D Shares to the Participants, respectively, will be made without registration of the Shares under the Securities Act and the

E-1

rules and regulations thereunder (the “Securities Act Regulations”), in reliance upon the exemptions from the registration requirements of the Securities Act provided by Sections 4(1) and 4(2) thereof. The Initial Purchasers have advised the Company that the Initial Purchasers will make offers and sales (“Exempt Resales”) of the Offered Shares purchased by the Initial Purchasers hereunder in accordance with Section 3 hereof on the terms set forth in the Final Memorandum (as defined below), as soon as the Initial Purchasers deem advisable after this Agreement has been executed and delivered. The Offered Shares will be sold in reliance on (i) Rule 144A under the Securities Act (“Rule 144A”), and (ii) Regulation S under the Securities Act (“Regulation S”), and the Regulation D Shares will be sold in reliance on Regulation D under the Securities Act (“Regulation D”).

In connection with the sale of the Shares, the Company has prepared a preliminary offering memorandum, subject to completion, dated November 24, 2004 (the “Preliminary Memorandum”), and a final offering memorandum, dated December 17, 2004 (the “Final Memorandum” and, collectively with the Preliminary Memorandum, as either or both may be amended or supplemented, the “Memorandum”). Each of the Preliminary Memorandum and the Final Memorandum sets forth certain information concerning the Company and the Shares. The Company hereby confirms that it has authorized the use of the Preliminary Memorandum and the Final Memorandum in connection with (i) the offering and resale of the Offered Shares by the Initial Purchasers and by all dealers to whom Offered Shares may be sold and (ii) the Private Placement.

It is understood and acknowledged that holders (including certain subsequent transferees) of the Shares will have the registration rights set forth in the registration rights agreement in substantially the form attached hereto as Exhibit A among the Company, the Initial Purchasers and the “Holders” (as defined therein) (the “Registration Rights Agreement”), to be dated as of the Initial Closing Time (as defined below), for so long as such Shares constitute “Registrable Shares” (as defined in the Registration Rights Agreement).

The Company and the Initial Purchasers agree as follows:

1.	Sale and Purchase:

(a)    Firm Shares. Upon the basis of the representations and warranties and subject to the other terms and conditions herein set forth, at the Initial Closing Time (as defined in Section 2(a)), the Company shall issue and sell to the Initial Purchasers, and the Initial Purchasers shall purchase from the Company (i) 16,658,331 Firm Shares at a purchase price of $13.95 per share (the “7% Firm Share Purchase Price”) and (ii) 2,143,527 Firm Shares at a purchase price of $14.58 per share (the “2.8% Firm Share Purchase Price” and, together with the 7% Firm Share Purchase Price, the “Firm Share Purchase Price”). The Company and the Initial Purchasers agree that Eligible Purchasers (as defined in Section 3(a)) of the Offered Shares who first purchase such shares from the Initial Purchasers pursuant to Exempt Resales thereof by the Initial Purchasers shall pay a purchase price of $15.00 per share, and that the Initial Purchasers shall retain the difference between $15.00 per share and the applicable Firm Share Purchase Price, which amount shall be the “Initial Purchaser’s Discount.”

(b)    Optional Shares. Upon the basis of the representations and warranties and subject to the other terms and conditions herein set forth, the Company hereby grants an option to the Initial Purchasers to purchase from the Company Optional Shares at the 7% Firm Share Purchase Price per share set forth in paragraph (a) above, except for Optional Shares sold to certain individuals agreed to by the Initial Purchasers and the Company, in which the 2.8% Firm Share Purchase Price shall apply. The option hereby granted will expire thirty (30) days after the date hereof and may be exercised in whole or in part from time to time in one or more

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installments only for the purpose of covering over allotments which may be made in connection with the offering and distribution of the Shares upon written notice by the Initial Purchasers to the Company setting forth (i) the aggregate number of Optional Shares as to which the Initial Purchasers is then exercising the option, (ii) the names and denominations in which the certificates for the Optional Shares exercised are to be registered, and (iii) the time and date of payment for and delivery of the certificates for such Optional Shares. Any such time and date of delivery (an “Optional Closing Time”) shall be determined by the Initial Purchasers, but shall not be later than five (5) full business days nor earlier than three (3) full business days after the exercise of said option, nor in any event prior to the Initial Closing Time (as defined below), unless otherwise agreed in writing by the Initial Purchasers and the Company.

(c)    Private Placement. The Initial Purchasers agree to act as the Company’s exclusive placement agents in connection with the Private Placement. The Company agrees to issue and sell the Regulation D Shares for which the Participants have subscribed pursuant to the terms and conditions set forth in subscription agreements substantially in the form attached as Annex III to the Memorandum (each a “Subscription Agreement”). As the exclusive placement agents for the Company in connection with the Private Placement, the Initial Purchasers agree to use commercially reasonable efforts to place the Regulation D Shares and will collect Subscription Agreements from each of the Participants and confirm that such agreements have been completed by such Participants and that each such Participant has indicated thereon that he, she or it is an “accredited investor” (as defined in Rule 501(a) of Regulation D). The Initial Purchasers agree to deliver to the Company as soon as is reasonably practicable, but in no event later than the Initial Closing Time, the fully completed and executed Subscription Agreements provided by Participants. The Regulation D Shares to be sold by the Company to Participants will be sold at a purchase price of $15.00 per share (the “Regulation D Purchase Price”). The applicable purchase price for the Regulation D Shares shall be collected by the Initial Purchasers and held in a CSFB account pending the Initial Closing Time. The Company shall pay the Initial Purchasers a placement fee of $1.05 per share in connection with 4,359,397 of the Regulation D Shares (the “7% Placement Fee”) and $0.42 per share in connection with 2,383,332 of the Regulation D Shares (the “2.8% Placement Fee” and, together with the 7% Placement Fee, the “Placement Fee”) (without duplication); provided, however, that the Company shall not pay a placement fee to the Initial Purchasers for the Deerfield/Triarc Regulation D Shares.

2.	Payment and Delivery:

(a)    Firm Shares. The closing of the Initial Purchasers’ purchase of the Firm Shares shall be held at the office of Hunton & Williams LLP, 200 Park Avenue, New York, NY 10166 (unless another place shall be agreed upon by CSFB and the Company). At the closing, subject to the satisfaction or waiver of the closing conditions set forth herein, the Initial Purchasers shall pay to the Company the aggregate Firm Share Purchase Price for the Firm Shares by wire transfer of immediately available funds against the Company’s delivery of the certificates for such Firm Shares to the Initial Purchasers for the Initial Purchasers’ account as set forth below. Such payment and delivery shall be made at 10:00 a.m., New York City time, on December 23, 2004 (the “Initial Closing Time”) (unless another time shall be agreed to by CSFB and the Company). Delivery of the Firm Shares shall be made in fully registered global form through the facilities of The Depository Trust Company (“DTC”) unless CSFB shall otherwise instruct. The global certificate relating to the Firm Shares sold in reliance on Rule 144A and the global certificate relating to the Firm Shares sold in reliance on Regulation S shall each be registered in the name of CEDE & Co., as nominee for DTC (or such other nominee as DTC may appoint), for the respective accounts specified by the Initial Purchasers not later than the close of business on the business day prior to the Initial Closing Time or such other date and time as agreed by DTC or

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American Stock Transfer & Trust Company, as transfer agent (the “Transfer Agent”). The global certificates shall be delivered to DTC or the Transfer Agent for the Firm Shares, as custodian for DTC. For the purpose of expediting the checking of the global certificates for the Firm Shares by the Initial Purchasers, the Company agrees to make such certificates available to the Initial Purchasers for such purpose at least one (1) full business day preceding the Initial Closing Time.

(b)    Optional Shares. The closing of the Initial Purchasers’ purchase of the Optional Shares shall occur at the applicable Optional Closing Time at the office of Hunton & Williams LLP, 200 Park Avenue, New York, NY 10166 (unless another place shall be agreed upon by CSFB and the Company). At the applicable Optional Closing Time, subject to the satisfaction or waiver of the closing conditions set forth herein, the Initial Purchasers shall pay to the Company the aggregate Firm Share Purchase Price for the Optional Shares then purchased by the Initial Purchasers by wire transfer of immediately available funds against the Company’s delivery of the certificates for the Optional Shares to the Initial Purchasers for the Initial Purchasers’ account. Such payment and delivery shall be made at 10:00 a.m., New York City time, at the date of each Optional Closing Time. Delivery of the Optional Shares shall be made in fully registered global form through the facilities of DTC unless CSFB shall otherwise instruct. The global certificate relating to the Optional Shares sold in reliance on Rule 144A and the global certificate relating to the Optional Shares sold in reliance on Regulation S shall be registered in the name of CEDE & Co., as nominee for DTC (or such other nominee as DTC may appoint), for the respective accounts specified by the Initial Purchasers not later than the close of business on the business day prior to the Optional Closing Time or such other date and time as agreed by DTC or the Transfer Agent. The global certificates shall be delivered to DTC or the Transfer Agent for the Optional Shares, as custodian for DTC. For the purpose of expediting the checking of the global certificates for the Optional Shares by the Initial Purchasers, the Company agrees to make such certificates available to the Initial Purchasers for such purpose at least one (1) full business day preceding the applicable Optional Closing Time.

(c)    Regulation D Shares. The closing of the issuance and sale of the Regulation D Shares shall be held at the office of Hunton & Williams LLP, 200 Park Avenue, New York, NY 10166 (unless another place shall be agreed upon by CSFB and the Company) at the Initial Closing Time. At the Initial Closing Time, subject to the satisfaction or waiver of the closing conditions set forth herein, the Initial Purchasers shall pay to the Company the aggregate Regulation D Purchase Price for the Regulation D Shares (net of any Placement Fee) by wire transfer of immediately available funds against the Company’s delivery of the certificates for the Regulation D Shares to the Initial Purchasers for each such Participant’s account. Delivery of Regulation D Shares shall be made in fully registered global form through the facilities of DTC unless the Initial Purchasers shall otherwise instruct. The global certificate shall be registered in the name of CEDE & Co., as nominee for DTC (or such other nominee as DTC may appoint), for the respective accounts specified by the Initial Purchasers not later than the close of business on the business day prior to the Initial Closing Time or such other date and time as agreed by DTC or the Transfer Agent. The global certificate shall be delivered to DTC or the Transfer Agent for the Shares, as custodian for DTC. For the purpose of expediting the checking of the global certificate for the Regulation D Shares by the Initial Purchasers, the Company agrees to make such certificate available to the Initial Purchasers for such purpose at least one (1) full business day preceding the Initial Closing Time.

3.	Offering of the Shares; Restrictions on Transfer:

(a)    Each Initial Purchaser represents and warrants to and agrees with the Company and the Manager that it will offer the Shares for sale under the terms and conditions set forth in

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this Agreement, the Subscription Agreements and in the Memorandum. Each Initial Purchaser further represents and warrants to and agrees with the Company that (i) it is an “accredited investor” within the meaning of Rule 501 under the Securities Act and it has not solicited and will not solicit any offer to buy or offer to sell the Shares by means of any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act (“Regulation D”)), and, with respect to Offered Shares sold pursuant to the exemption provided by Regulation S, by means of any directed selling efforts (within the meaning of Regulation S) in the United States and (ii) it has solicited and will solicit offers to buy the Offered Shares only from, and has offered and will offer, sell or deliver (A) the Offered Shares (1) only to persons whom it reasonably believes to be “qualified institutional buyers” (as defined in Rule 144A) (each a “QIB”) or, if any such person is buying for one or more institutional accounts for which such person is acting as fiduciary or agent, only when such person has represented to it that each such account is a QIB to whom notice has been given that such sale or delivery is being made in reliance on Rule 144A, and, in each case, in transactions under Rule 144A, or (2) only to persons (each a “Regulation S Purchaser”) to whom, and under circumstances which, it reasonably believes offers and sales of Offered Shares may be made without registration under the Securities Act in reliance on Regulation S thereunder, or (B) the Regulation D Shares only to a limited number of persons whom it reasonable believes to be “accredited investors” within the meaning of Rule 501 and under circumstances which it reasonably believes offers and sales of Regulation D Shares may be made without registration under the Securities Act in reliance on Regulation D thereunder (such persons specified in clauses (A) (1), (2) and (B) being referred to herein as the “Eligible Purchasers”) and, in each case, who provide to it a fully completed and executed Purchaser’s Letter substantially in the form of Annex I or Annex II to the Memorandum or a Subscription Agreement, as applicable. Each Initial Purchaser agrees to make copies of the fully completed and executed certificates provided by the persons identified in clauses (A) (1), (2) and (B) available to the Company as soon as is reasonably practicable, but in no event later than the Initial Closing Time. Each Initial Purchaser represents and warrants that it is familiar with the rules and restrictions set forth in Regulation S and that it has not undertaken any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any Offered Shares. Each Initial Purchaser further represents and warrants that, in the case of any sale of Offered Shares to a distributor, a dealer (as defined in Section 2(a)(12) of the Securities Act) or a person receiving a selling concession, fee or other remuneration, prior to the expiration of the one (1) year restricted period set forth in Rule 903(b)(3)(iv) of Regulation S, it will send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to the Initial Purchasers. The Initial Purchasers agree that all offers and sale of the Offered Shares sold in reliance of Regulation S prior to the expiration of the distribution compliance period specified in Category 3 in Rule 903 of Regulation S shall be made only in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, pursuant to registration of such Offered Shares under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act. The Initial Purchasers further agree not to engage in hedging transactions with regard to Offered Shares sold in reliance on Regulation S prior to the expiration of the distribution compliance period specified in Category 3 in Rule 903 of Regulation S, unless in compliance with the Securities Act.

(b)    The Company and the Manager, jointly and severally, represent and warrant to and agree with the Initial Purchasers that (i) neither the Company nor any person acting on its behalf (other than the Initial Purchasers, as to which no representation is made) has solicited or will solicit any offer to buy or offer to sell the Shares by means of any form of general solicitation or general advertising (within the meaning of Regulation D) and each of the Company and any person acting on its behalf (other than the Initial Purchasers, as to which no representation is made) has solicited and will solicit offers to buy the Regulation D Shares only from, and has offered and will offer, sell or deliver the Shares only to, persons (each an “Accredited Investor”) who have represented themselves to be “accredited investors” (as defined in Rule 501(a)(1), (2), (3), (4), (5), (6), (7) or (8) of Regulation D) and (ii) each of the Company, the Manager and any person acting on their behalf (other than the Initial Purchasers, as to which no representation is made) has offered and will offer to sell the Regulation D Shares only to persons that in purchasing the Regulation D Shares have represented and agreed to the terms and conditions provided in the Subscription Agreement.

(c)    Each Initial Purchaser represents and warrants to and agrees with the Company and the Manager that it has offered or sold and will offer or sell Shares to persons in countries other than the United States in compliance, in all material respects, with all applicable laws, regulations and rules of those countries.

(d)    Each of the Initial Purchasers, on the one hand, and the Company and the Manager, on the other hand represents and warrants to and agrees with the other or others that no action has been or is being taken by it or is contemplated by it that would permit an offering or sale of the Shares or possession or distribution of the Preliminary Memorandum or the Final Memorandum or any other offering material relating to the Shares in any jurisdiction where, or in any other circumstances in which, action for those purposes is required (other than in jurisdictions where such action has been duly taken by counsel for such party).

(e)    Each Initial Purchaser agrees with the Company and the Manager that it may arrange (i) for the private offer and sale of a portion of the Shares to QIBs in the United States (which may include affiliates of the Initial Purchasers) in accordance with Rule 144A, (ii) for the private offer and sale of a portion of the Shares outside of the United States (which may include affiliates of the Initial Purchasers) in accordance with Regulation S and (iii) for the private offer and sale of the Regulation D Shares by the Company to Accredited Investors (which may include affiliates of the Initial Purchasers), in each case, under restrictions and other circumstances designed to preclude a distribution of the Shares that would require registration of the Shares under the Securities Act.

(f)     Each Initial Purchaser agrees with the Company and the Manager that the Shares may be resold or otherwise transferred by the holders thereof only if such Shares are registered under the Securities Act or if an exemption from registration is available. Each Initial Purchaser hereby establishes and agrees that it has observed and will observe the following procedures in connection with offers, sales and subsequent resales or other transfers of the Shares:

(i)       Sales only to certain investors. Initial offers and sales of the Offered Shares will be made only in Exempt Resales by the Initial Purchasers to investors that the Initial Purchasers reasonably believe to be Eligible Purchasers.

(ii)      No general solicitation. The Shares will be offered only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act has been or will be used in connection with the offering of the Shares.

(iii)     No directed selling efforts. No “directed selling efforts” (as defined in Rule 902(c) under the Securities Act) have been or will be used in connection with the offering of the Shares.

(iv)     Delivery of Memorandum. The Initial Purchasers will deliver to each purchaser of such Shares a copy of the Final Memorandum, as amended and supplemented by the Company as of the date of such delivery, prior to or together with a confirmation of the sale of the Shares, in accordance with the applicable laws.

(g)    The Initial Purchasers shall provide to the Company at the Initial Closing Time and each Optional Closing Time, a copy of the “Blue Sky Survey” or other memorandum (collectively “Blue Sky Memorandum”) received by the Initial Purchasers from its counsel, which shall describe in all material respects the required qualifications or registrations (or exemptions from the qualification or registration) under the applicable state securities laws (the “Blue Sky Laws”). The Initial Purchasers shall have complied in all material respects with all of such required qualifications or registrations (or qualified for any exemptions from the qualification or registration) set forth therein.

(h)    Each Initial Purchaser agrees with the Company and the Manager that each initial resale of Offered Shares by the Initial Purchasers (and each purchase of Offered Shares from the Company by the Initial Purchasers) in accordance with this Section 3 shall be deemed to have been made on the basis of and in reliance on the representations, warranties, covenants and agreements (including, without limitation, agreements with respect to indemnification and contribution) of the Company herein contained.

(i)      Each Initial Purchaser agrees that, during the period beginning on the date hereof and continuing until the earlier of the first anniversary of the Initial Closing Date and the effective date of the Company’s registration pursuant to Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended, the Initial Purchasers will not engage in any “directed selling efforts” (as defined in Rule 902(c) under the Securities Act) and will not broker, arrange or otherwise facilitate and sale or transfer of shares in violation of the requirements of Regulation S under the Securities Act.

(j)     Each Initial Purchaser represents and warrants that it has used its commercially reasonable efforts to communicate the following changes in the Final Memorandum to each purchaser of Shares prior to or together with a confirmation of the sale of Shares: (i) an increase in the amount of the offering from $300 million to $400 million; (ii) the sale of $150 million of the Firm Shares to two affiliated purchasers, whereby such sale will result in such purchasers owning, in the aggregate, approximately 37.5% interest in the Company and (iii) an adjustment in the ownership limit of 9.8% to 4.1% as a result of the sale described in clause (ii).

4.      Representations and Warranties of the Company and the Manager: The Company and the Manager, jointly and severally, represent and warrant to each Initial Purchaser, as of the date of this Agreement that:

(a)    the Preliminary Memorandum (to the extent not otherwise modified or added to in the Final Memorandum) did not, as of its date, and the Final Memorandum does not, as of its date, and will not at the Initial Closing Time and at each Optional Closing Time (as such Final Memorandum may be updated through such date) (if any), contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statement in or omission from the Memorandum that is made in reliance upon and in conformity with information furnished to the Company in writing by or on behalf of the Initial Purchasers expressly for use therein (that information being limited to the information described in the last sentence of Section 8(b) hereof);

(b)    the Preliminary Memorandum (to the extent not otherwise modified or added to in the Final Memorandum) included, as of its date, and the Final Memorandum includes, as of its date, and will include at the Initial Closing Time and at each Optional Closing Time (if any), the information required by Rule 144A;

(c)    the Company is a corporation duly organized and validly existing and in good standing under the laws of its state of incorporation with full power and authority to own, lease or operate its assets and to conduct its business as described in the Final Memorandum and to execute and deliver this Agreement, the Registration Rights Agreement and that certain Management Agreement, to be dated as of the Initial Closing Time, between the Company and the Manager (the “Management Agreement”) and to consummate the transactions contemplated hereby (including the issuance, sale and delivery of the Shares) and thereby;

(d)    the Company had, as of the date of the Final Memorandum, the duly authorized and outstanding capitalization, as set forth in the Final Memorandum under the caption “Capitalization;” all of the issued and outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with all federal and state securities laws and, except as disclosed in the Final Memorandum, free of preemptive rights and other rights to subscribe for or purchase securities; except as disclosed in the Final Memorandum, there are no outstanding (i) securities or obligations of the Company or the Subsidiaries (as defined below) convertible into or exchangeable for any capital stock of the Company, (ii) warrants, rights or options to subscribe for or purchase from the Company any such capital stock or any such convertible or exchangeable securities or obligations or (iii) obligations of the Company to issue or sell any shares of capital stock, partnership interests or membership interests, as applicable, any such convertible or exchangeable securities or obligation, or any such warrants, rights or options;

(e)    all of the outstanding shares of capital stock of the Company are directly owned of record and beneficially by Frederick L. White as of the date of this Agreement and immediately prior to the Initial Closing Time (and at each Optional Closing Time, if any, solely by persons purchasing Common Stock in the offering contemplated by this Agreement and any shares of Common Stock issued pursuant to the Incentive Plan (as defined below)); the Company does not own any capital stock of or other equity interest in any corporation, limited liability company, partnership, joint venture, trust or other entity or association, other than (i) Deerfield Triarc Capital LLC, a Delaware limited liability company, (ii) Deerfield Triarc TRS Holdings, Inc., a Delaware corporation (“Deerfield Triarc TRS”), which will be a wholly-owned taxable REIT subsidiary of the Company beginning on November 22, 2004, and (iii) Deerfield Triarc TRS Holdings, LLC, a Delaware limited liability company ((i), (ii) and (iii) collectively, the “Subsidiaries”);

(f)     the Shares have been duly authorized for issuance and sale and, when issued by the Company and delivered against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free and clear of any pledge, lien, encumbrance, security interest or other claim, and the issuance, sale and delivery of the Shares by the Company is not subject to any preemptive right, co-sale right, registration right, resale right, right of first refusal or other similar rights arising by operation of law, under the Charter Documents (other than as set forth therein) or under any agreement to which the Company is a party or otherwise, other than as provided for in the Registration Rights Agreement and the Lock-Up Agreements (as defined below); the Shares satisfy the requirements set forth in Rule 144A, Regulation S and Regulation D; assuming the accuracy of the Initial Purchasers’ representations, warranties and covenants set forth in Section 3 of this Agreement and that (i) the purchasers who buy the Offered Shares in Exempt Resales are Eligible Purchasers and (ii) the Purchasers who buy the Regulation D Shares in the Private Placement are accredited investors (as defined in Rule 501(a) of Regulation D), the sale of the Offered Shares to the Initial Purchasers as contemplated hereby, the Exempt Resales, and the Private Placement are exempt from the registration requirements of the Securities Act;

(g)    the Company is duly qualified or licensed by, and is in good standing in, each jurisdiction in which it currently conducts its business or in which it owns or leases property or maintains an office and in which such qualification or licensing is necessary and in which the failure, individually or in the aggregate, to be so qualified or licensed could have, individually or in the aggregate, a material adverse effect on the condition (financial or other) business, results of operations (as described in the Memorandum), assets or prospects of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”);

(h)    the Company has good and marketable title in fee simple to all real property, if any, and good title to all personal property, if any, owned by it, in each case free and clear of all liens, security interests, pledges, charges, encumbrances, mortgages and defects, except such as are disclosed in the Final Memorandum or such as would not reasonably be expected to materially and adversely affect the value of such property or interfere with the use made or proposed to be made of such property by the Company; any real property or personal property held under lease by the Company is held under a lease which is valid, binding and enforceable against the Company and, to the Company’s knowledge, the other party thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by general principles of equity, or as otherwise disclosed in the Final Memorandum or exceptions that are not, individually or in the aggregate, material to the Company and would not reasonably be expected to interfere with the use made or proposed to be made of such property by the Company;

(i)      to the extent applicable, the Company owns or possesses such licenses or other rights to use all material patents, trademarks, service marks, trade names, copyrights, software, trade secrets, other intangible property rights and know-how (collectively “Intangibles”) as are necessary to entitle the Company to conduct its business, and the Company has not violated or received written notice of any infringement of or conflict with (and the Company does not know of any such infringement of or conflict with) asserted rights of others with respect to any Intangibles that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(j)     the Company is in compliance with all applicable federal, state, local and foreign laws, rules, regulations, orders, decrees and judgments, including those relating to transactions with affiliates, except where the failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(k)    neither the Company nor the Manager has violated, received notice of or knows of any violation by the Company or the Manager with respect to any federal or state law relating to discrimination in the hiring, promotion or pay of employees performing services for the Company, nor any applicable federal or state wages and hours law, the violation of any of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(l)      neither the Company nor any officer or director (or any officer or director nominee) purporting to act on behalf of the Company has at any time (i) made any contributions to any candidate for political office, or failed to disclose fully any such contributions, in violation of law, (ii) made any payment to any state, federal or foreign governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or allowed by applicable law, or (iii) engaged in any transactions, maintained any Company bank account or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of the Company;

(m)     except as otherwise disclosed in the Final Memorandum, there are no outstanding loans or advances or guarantees of indebtedness by the Company to or for the benefit of any of the officers, directors, affiliates or representatives of the Company or any of the members of the families of any of them;

(n)    except for the Initial Purchasers’ Discount, the Placement Fee and any other compensation payable by the Company to the Initial Purchasers in connection with the transactions contemplated herein or as otherwise disclosed in the Final Memorandum, the Company has not incurred any liability for any finder’s fees or similar payments in connection with the transactions herein contemplated;

(o)    the Company is not (i) in breach of, or in default under (nor has any event occurred which with notice, lapse of time, or both would constitute a breach of, or default under), its articles of incorporation or by-laws (collectively, the “Charter Documents”) or (ii) in breach or default (nor has any event occurred which with notice, lapse of time or both would constitute a breach or default) in the performance or observance of any of its obligations, agreements, covenants or conditions contained in any license, indenture, mortgage, deed of trust, bank loan or credit agreement or other agreement or instrument to which the Company is a party or by which it or its assets may be bound or affected except, in the case of clause (ii) only, for breaches or defaults that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; the execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Management Agreement, the issuance, sale and delivery of the Shares by the Company, the consummation by the Company of the transactions contemplated hereby and the transactions contemplated by the Registration Rights Agreement and the Management Agreement and compliance by the parties thereto (other than the Initial Purchasers and, in the case of the Registration Rights Agreement, the Holders (as defined therein)) with the terms and provisions hereunder and thereunder will not conflict with, or result in any breach of or constitute a default under (nor constitute any event which with notice, lapse of time, or both would constitute a breach of, or default under), (A) any provision of the Charter Documents, (B) any of the Company’s, the Manager’s and any of their respective affiliates’ obligations under any provision of any license, indenture, mortgage, deed of trust, bank loan or credit agreement or other agreement or instrument to which any such party is a party or by which it or its assets may be bound or affected, or (C) under any federal, state, local or foreign law, regulation or rule or any decree, judgment, permit or order applicable to the Company except, in the case of clauses (B) and (C) only, for such conflicts, breaches or defaults that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(p)    this Agreement has been duly authorized, executed and delivered by the Company and the Manager and, assuming due authorization, execution and delivery of this Agreement by the Initial Purchasers, is a legal, valid and binding agreement of the Company and the Manager, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by general principles of equity, and except to the extent that the indemnification provisions hereof may be limited by federal or state securities laws and public policy considerations in respect thereof; the Registration Rights Agreement and the Management Agreement have been duly authorized by the Company and the Manager and at the Initial Closing Time will have been duly executed and delivered by the Company and the Manager and, assuming due authorization, execution and delivery of the Registration Rights Agreement by the Initial Purchasers, will constitute legal, valid and binding agreements of the Company and the Manager enforceable against the Company and the Manager in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by general principles of equity, and except to the extent that the indemnification provisions thereof may be limited by federal or state securities laws and public policy considerations in respect thereof;

(q)    the capital stock of the Company, including the Shares, and the Registration Rights Agreement and the Management Agreement conform in all material respects to the descriptions thereof contained in the Final Memorandum; the form of certificates used to evidence the Common Stock complies in all material respects with all applicable statutory requirements and with any applicable requirements of the Charter Documents and has been duly authorized and approved by the directors of the Company;

(r)     assuming the accuracy of the Initial Purchasers’ representations, warranties and covenants set forth in Section 3 of this Agreement and that the purchasers (i) who buy the Offered Shares in Exempt Resales are Eligible Purchasers and (ii) who buy Regulation D Shares are accredited investors under Regulation D, no approval, authorization, consent or order of or filing with any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency is required for the execution, delivery and performance by the Company of this Agreement or the Registration Rights Agreement, the consummation by the Company of the transactions contemplated hereby and thereby, or the issuance, sale and delivery of the Shares as contemplated hereby, other than (i) such as have been obtained or made, or will have been obtained or made at or prior to the Initial Closing Time, (ii) such as may be required by applicable state securities or blue sky laws of the various jurisdictions in which the Shares are being offered or placed by the Initial Purchasers, (iii) with or by federal or state securities regulatory authorities in connection with or pursuant to the Registration Rights Agreement, including, but not limited to, the filing of the registration statement(s) required thereby with the Securities and Exchange Commission (the “SEC”), (iv) the filing of a Form D with the SEC and (v) filings with any applicable stock exchange or market or over-the-counter quotation service;

(s)     the Company has all necessary licenses, authorizations, consents and approvals and has made all necessary filings required under any federal, state, local or foreign law, regulation or rule, and has obtained all necessary licenses, authorizations, consents and approvals from other persons, required in order to conduct its business as it is being conducted at this time, and will obtain all necessary licenses, authorizations, consents and approvals and make all necessary filings required under any federal, state, local or foreign law, regulation or rule, and will obtain all necessary licenses, authorizations, consents and approvals from other persons, required in order to conduct its business as it is proposed to be conducted as described in the Final Memorandum except, in each case, where the failure to obtain any such license, authorization, consent or approval could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; the Company is not in violation of, or in default under, any of its obligations under any such license, authorization, consent or approval of any federal, state, local or foreign law, regulation or rule or any decree, order or judgment applicable to the Company except where such violation or default could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(t)     the Final Memorandum contains summaries, which are complete and accurate in all material respects, of all material contracts, agreements, instruments and other documents, if any, of the Company that would be required to be described in a prospectus included in a registration statement on Form S-11 under the Securities Act, and the copies of all such contracts, agreements, instruments and other documents (including all amendments or waivers relating to any of the foregoing) that have been previously furnished to the Initial Purchasers or its counsel are complete and genuine and include all material collateral and supplemental agreements thereto;

(u)    there are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the Company, threatened against the Company or the Manager, or any of their respective assets, and to the knowledge of the Company, their respective directors, officers or employees at law or in equity, or before or by any federal, state, local or foreign governmental or regulatory commission, board, body, arbitration panel, authority or agency the adverse outcome of which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(v)    since the date of the Preliminary Memorandum, except as may be otherwise stated in or contemplated by the Final Memorandum, there has not been (i) any event, circumstance or change that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) any transaction, other than in the ordinary course of business, which is material to the Company contemplated or entered into by or on behalf of the Company, (iii) any liability or obligation, contingent or otherwise, directly or indirectly incurred by the Company, other than liabilities and obligations incurred in the ordinary course of business, (iv) any dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock, (v) any purchase or pledge by the Company of any of the Company’s outstanding capital stock or (vi) any change in the capital stock, long-term debt (including off-balance sheet activities or transactions) or, outside the ordinary course of business, short-term debt of the Company;

(w)    the Company is not, and the sale of the Shares as herein contemplated and the receipt of the net proceeds therefrom will not cause the Company to become, an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended;

(x)    neither the Company nor any of its directors, officers, representatives or affiliates has taken, directly or indirectly, any action intended, or which might reasonably be expected, to cause or result in, or which has constituted, any unlawful stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares;

(y)    except with respect to the blue sky laws and the Blue Sky Memorandum, the Company has not relied upon the Initial Purchasers or legal counsel for the Initial Purchasers for any legal, tax or accounting advice in connection with the offering and sale of the Shares;

(z)     Deloitte & Touche LLP are independent public or independent certified public accountants with respect to the Company as defined under Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct, and its interpretations and rulings;

(aa)      the Company has not taken any action, nor have any other steps been taken or have any legal proceedings been commenced, nor to the knowledge of the Company, threatened, against the Company, for the winding up, liquidation or dissolution of the Company;

(bb)      each of the independent director nominees (or independent directors once appointed) named in the Memorandum satisfies the independence standards established by the Securities and Exchange Commission and the New York Stock Exchange;

(cc)      the Company’s investment guidelines and operating policies described in the Memorandum accurately reflect in all material respects the current intentions of the Company and the Manager with respect to the operation of its business, and no material deviation from such guidelines or policies is currently contemplated;

(dd)      the Company has not authorized anyone to make any representations regarding the offer and sale of the Shares, or regarding the Company in connection therewith, except as set forth in the Preliminary Memorandum, the Final Memorandum or any related marketing materials developed jointly and approved by the Company and the Initial Purchasers; the Company has not received notice of any stop order or other similar order or decree preventing the use of the Preliminary Memorandum or the Final Memorandum or any amendment or supplement thereto, or any order asserting that the transactions contemplated by this Agreement are subject to the registration requirements of the Securities Act, and no proceeding for that purpose has commenced or is pending or, to the Company’s knowledge, is contemplated;

(ee)      except as permitted by the Securities Act, none of the Company nor its affiliates have distributed and, prior to the later to occur of (i) the Initial Closing Time or any Optional Closing Time and (ii) completion of the distribution of the Shares, will distribute any offering material in connection with the offering and sale of the Shares other than the Memorandum and related marketing materials developed jointly and approved by the Company and the Initial Purchasers; the Company and its affiliates (including the Manager) have not directly, or through any agent or person acting on their behalf (other than the Initial Purchasers and any of its dealers), (A) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which is or will be integrated with the offering and sale of the Shares in a manner that would require the registration of the Shares under the Securities Act or (B) engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offering of the Shares;

(ff)     none of the Company or its affiliates or any person acting on their behalf (other than the Initial Purchasers, as to which the Company makes no representation) has engaged in any directed selling efforts (as that term is defined in Regulation S) with respect to the Shares, and the Company and its affiliates and any person acting on their behalf (other than the Initial Purchasers, as to which the Company makes no representation) have complied with the offering restrictions requirement of Regulation S; the sale of the Regulation S Shares is not part of a plan or scheme to evade the registration provisions of the Securities Act; and

(gg)     commencing with its initial taxable year beginning on the business day prior to the Initial Closing Time and ending December 31, 2004, the Company will be organized in conformity with the requirements for qualification as a real estate investment trust (a “REIT”) pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”); the Company’s proposed method of operation as described in the Memorandum will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

and all statements in the Memorandum regarding the Company’s qualification and taxation as a REIT are true, complete and correct in all material respects;

(hh)     the Company and each of its subsidiaries have filed on a timely basis all material federal, state, local and foreign income and franchise tax returns, if any such returns were required to be filed, through the date hereof, any such returns are correct and complete, and the Company has paid all taxes shown as due thereon; and no tax deficiency has been asserted against the Company or any of its subsidiaries, nor does the Company or any of its subsidiaries know of any tax deficiency which could reasonably be expected to be asserted against it; all tax liabilities, if any, are adequately provided for on the consolidated books of the Company;

(ii)     the Company, the Manager and their respective subsidiaries, in the aggregate, carry, or are covered by, insurance (issued by insurers of recognized financial responsibility to the best knowledge of the Company) against such losses and risks and in such amounts as are generally deemed adequate for the respective businesses in which they are engaged;

(jj)     the Company and each of its subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”), and the employee benefits provisions of the Code with which compliance is intended; no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which the Company would reasonably be expected to have any liability; the Company has not incurred and does not expect to incur liability under (x) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (y) Sections 412 or 4971 of the Code; and each “pension plan” for which the Company would have any liability that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that it is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the plan to not be adversely affected by such determination;

(kk)     except as set forth in the Memorandum, (i) no person has the right, contractual or otherwise, to cause the Company to issue or sell to it any shares of Common Stock or shares of any other capital stock or other equity interests of the Company, (ii) no person has any preemptive rights, co-sale rights, registration rights, resale rights, rights of first refusal or other similar rights arising by operation of law to purchase any shares of Common Stock or shares of any other capital stock or other equity interests of the Company or its subsidiaries, and (iii) no person has the right to act as an underwriter or as a financial advisor to the Company or its subsidiaries in connection with the offer and sale of the Securities or capital stock or other equity interests of its subsidiaries; and, except as set forth in the Memorandum or the Registration Rights Agreement, no person has the right, contractual or otherwise, to cause the Company or its subsidiaries to register under the Securities Act any shares of Common Stock or shares of any other capital stock or other equity interests of the Company or its subsidiaries;

(ll)     each of the Company and its subsidiaries are in compliance, in all material respects, with applicable Environmental Laws (as defined below) and is in compliance, in all material respects, with the material terms of any required permits, licenses, authorizations and approvals required under, applicable Environmental Laws, except to the extent that failure to so comply or to hold such permits, authorizations or approvals would not reasonably be expected to have a Material Adverse Effect; there are no past or present or, to the Company’s knowledge, reasonably anticipated material future events, conditions, circumstances, activities, practices, actions, omissions or plans that could reasonably be expected to give rise to any material costs or liabilities to the Company or its subsidiaries under, or to interfere with or prevent compliance by the Company or its subsidiaries with, applicable Environmental Laws; except as would not reasonably be expected to have a Material Adverse Effect, and except that no representation is made with respect to any property underlying loans originated by the Company or any of its subsidiaries, other than properties on which the Company or any subsidiary has foreclosed and currently holds as an asset (“Foreclosure Property”), neither the Company nor any of its subsidiaries (i) is the subject of any investigation, (ii) has received any notice or claim, (iii) is a party to or affected by any pending or threatened action, suit or proceeding, (iv) is bound by any judgment, decree or order or (v) has entered into any agreement, in each case relating to any alleged violation of any applicable Environmental Law or any actual or alleged release or, to the knowledge of the Company, threatened release or cleanup at any location of any Hazardous Materials (as defined below) (as used herein, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, or other binding requirement, or common law, relating to health, safety or the protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials, and “Hazardous Materials” means any material (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) that is regulated by or may give rise to liability under any Environmental Law);

(mm)     the assets of the Company and its subsidiaries do not constitute “plan assets” of an ERISA regulated employee benefit plan;

(nn)     any certificate signed by any officer of the Company or any of its subsidiaries delivered pursuant to this Agreement to the Representatives or to counsel for the Initial Purchasers shall be deemed a representation and warranty by the Company to each Initial Purchaser as to the matters covered thereby.

5.      Certain Covenants of the Company: The Company and the Manager, for so long as the Manager is the manager under the Management Agreement, hereby jointly and severally agree with each Initial Purchaser as follows:

(a)    to furnish such information as may be reasonably required to qualify the Shares for offer and sale under the securities or blue sky laws of such states and other jurisdictions as the Initial Purchasers may reasonably designate or as required for the Private Placement and to maintain such qualifications in effect as long as required by such laws for the distribution of the Shares and for the Exempt Resales of the Offered Shares, provided, that the Company shall not be required to qualify as a foreign corporation or to consent to the service of process under the laws of any such state or subject itself to taxation as doing business in any jurisdiction (except service of process with respect to the offering and sale of the Shares);

(b)    to prepare the Final Memorandum in a form reasonably approved by the Initial Purchasers and to furnish promptly (and with respect to the initial delivery of such Final Memorandum, not later than 10:00 a.m. (New York City time) on the third day following the execution and delivery of this Agreement) to the Initial Purchasers as many copies of the Final Memorandum (and any amendments or supplements thereto) as the Initial Purchasers may reasonably request for the purposes contemplated by this Agreement;

(c)    until the date on which the distribution by the Initial Purchasers of the Offered Shares is completed, to file or cause to be filed, in a timely manner, any filing or notice, and to pay any fee, required to be filed or paid, as applicable, under federal or state law or under the laws of any other jurisdiction in which Shares are offered or sold;

(d)    to advise the Initial Purchasers promptly, confirming the general nature of such advice in writing, of (i) the happening of any event known to the Company or the Manager within the earlier of (A) sixty (60) days after the date of this Agreement or (B) the date on which the distribution by the Initial Purchasers of the Shares (including all Optional Shares, if any) is completed which, in the reasonable judgment of the Company or the Manager, would require the making of any change in the Final Memorandum then being used so that the Final Memorandum would not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading and to prepare and furnish, at the Company’s expense, to the Initial Purchasers (and to any persons reasonably designated by CSFB) promptly any proposed amendments or supplements to the Final Memorandum as may be necessary so that the Final Memorandum does not include an untrue statement of a material fact or omit to state such material fact, and (ii) the receipt during the two year period beginning after the Initial Closing Time of any notification or order with respect to the modification, rescission, withdrawal or suspension of the qualification of the Shares or of any exemption from such qualification or from registration of the Shares, for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes and, if any government agency or authority should give such notification or issue any such order, to use its commercially reasonable efforts to obtain the lifting or removal of such notification or order as soon as possible;

(e)    not to amend or supplement the Preliminary Memorandum or the Final Memorandum unless the Initial Purchasers shall previously have been advised thereof and shall have consented thereto (which consent shall not be unreasonably withheld or delayed) or not have reasonably objected thereto (for legal reasons) in writing within a reasonable time after being furnished a copy thereof;

(f)     to furnish to the Initial Purchasers for a period of two (2) years from the Initial Closing Time (i) copies of all annual, quarterly and current reports of the Company (if such reports are not available to the public electronically on the SEC’s website) and (ii) such other material reports and documents of the Company as the Initial Purchasers may reasonably request (if such reports are not available to the public electronically on the SEC’s website); provided, however, that the Company shall have no obligation under clause (ii) for so long as the Company is subject to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(g)    during any period after the Initial Closing Time in which the Company is not subject to Sections 13 or 15(d) of the Exchange Act, and so long as any holder holds any Registrable Shares (as defined in the Registration Rights Agreement) to make available the information (the “Rule 144A Information”) as required by, and so long as necessary to permit the sales of the Shares of any holder pursuant to, Rule 144A and use commercially reasonable efforts to provide any additional information required by the PORTAL Market (“PORTAL Information”), and any such Rule 144A Information and PORTAL Information will not, as of its date, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

(h)    to apply the net proceeds from the sale of the Shares in the manner set forth under the caption “Use of Proceeds” in the Final Memorandum;

(i)      until the Company files a registration statement with the SEC, but no longer than six (6) months after the Initial Closing Time, that neither the Company, the Manager nor any affiliate (as defined in Rule 501(b) of Regulation D) of the Company, or the Manager, as applicable, will solicit any offer to buy or offer or sell the Shares by means of any form of general solicitation or general advertising (within the meaning of Regulation D) or engage in any directed selling efforts (as defined in Regulation S) with regard to the Shares;

(j)     that neither the Company, the Manager nor any affiliate (as defined in Rule 501(b) of Regulation D) of the Company, or the Manager, as applicable, will sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) the offering of which security will be integrated with the Exempt Resales of the Offered Shares and/or the Private Placement in a manner which would require the registration under the Securities Act of the sale to the Initial Purchasers or the Eligible Purchasers of the Offered Shares or to the Participants of the Regulation D Shares;

(k)    until the Company files a registration statement with the SEC, but no longer than six (6) months after the Initial Closing Time, that, in connection with the offering of the Shares pursuant to this Agreement, neither the Company, the Manager nor any affiliate of the Company, or the Manager, as applicable, will take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Shares;

(l)      that, except as permitted by the Securities Act, prior to the later of the Initial Closing Time, an Optional Closing Time or completion of distribution of the Shares, neither the Company nor any affiliate of the Company, or the Manager, as applicable, will distribute any offering materials in connection with Exempt Resales, other than the Preliminary Memorandum, the Final Memorandum and any related marketing materials developed jointly and approved by the Company and the Initial Purchasers;

(m)     to pay all expenses, fees and taxes in connection with (i) the preparation of the Preliminary Memorandum and the Final Memorandum, and any amendments or supplements thereto, and the printing and furnishing of copies of each thereof to the Initial Purchasers (including costs of mailing and shipment), (ii) the preparation, issuance, sale and delivery of the Shares, including any stock or other transfer taxes or duties payable upon the sale of the Offered Shares to the Initial Purchasers or the placement of the Regulation D Shares by the Initial Purchasers and the sale of such shares to the Participants, (iii) the qualification of the Shares for offering and sale under state laws and the determination of their eligibility for investment under state law as aforesaid (including any filing fees and the reasonable legal fees and filing fees and other disbursements of counsel for the Initial Purchasers solely with respect to blue sky matters) and the printing and furnishing of copies of any blue sky surveys or legal investment surveys to the Initial Purchasers and to dealers, (iv) the designation of the Shares as PORTAL eligible securities by the National Association of Securities Dealers, Inc. PORTAL Market, (v) the fees and expenses of any transfer agent or registrar for the Common Stock, (vi) the costs and expenses incurred in connection with the marketing of the Shares, including “road show” costs and expenses and all travel expenses and (vii) costs and expenses required to fulfill the Company’s obligations under the Registration Rights Agreement;

(n)    to use its commercially reasonable efforts in cooperation with the Initial Purchasers to obtain permission for the Shares to be eligible for clearance and settlement through DTC;

(o)    in connection with Shares offered and sold in an offshore transaction (as defined in Regulation S), not to register any transfer of such Shares not made in accordance with the provisions of Regulation S and not, except in accordance with the provisions of Regulation S, if applicable, to issue any such Shares in the form of definitive securities;

(p)    to affix to each global certificate for the Shares an appropriate legend to facilitate compliance with Rule 144A, Regulation S, Regulation D, the policies, rules and regulations of DTC, and any other transfer restrictions (as set forth in the Memorandum), as the case may be;

(q)    the Company shall refrain during a period of 180 days from the date of the Final Memorandum, without the prior written consent of CSFB, DB and Bear, from (i) offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant for the sale of, or otherwise disposing of, directly or indirectly, any equity securities of the Company or any securities convertible into or exercisable or exchangeable for equity securities of the Company, or filing any registration statement under the Securities Act with respect to any of the foregoing, or (ii) entering into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of equity securities of the Company, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Shares to be sold hereunder, (B) the registration and sale of the Shares in accordance with the terms of the Registration Rights Agreement and (C) issuances of shares of restricted stock, stock options and other awards and the issuance of shares underlying such awards under the Deerfield Triarc Capital Corp. Stock Incentive Plan (the “Incentive Plan”), as each of (A) through (C) above is described in the Final Memorandum;

(r)     the Company’s board of directors shall be comprised of a majority of independent directors at the Initial Closing Time;

(s)     from and after the effective date of the shelf registration statement on Form S-11 or such other appropriate form pursuant to Rule 415 under the Securities Act relating to the Shares, the Company shall have in place and maintain a system of internal and financial accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) management is made aware of all material transactions concerning the Company or its properties, and (vi) unless and until the board of directors has determined otherwise, the Company qualifies as a REIT under the requirements of the Code;

(t)     that, unless and until the board of directors has determined otherwise, commencing with its short taxable year ending December 31, 2004 and continuing thereafter, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and the Company will conduct its operations in a manner that will enable the Company to meet the requirements for qualification and taxation as a REIT under the Code;

(u)    to make all necessary filings required under any federal, state, local or foreign law, regulation or rule and obtain and maintain all necessary licenses, authorizations, consents and approvals from other persons, required in order to conduct its proposed business as described in the Final Memorandum, except when the failure to make a necessary filing or to maintain a license, authorization, consent or approval could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(v)    that the Company will use its best efforts to conduct its affairs in such a manner so as not to become required to register as an investment company under the Investment Company Act; and

(w)     to use its commercially reasonable efforts to assist the Initial Purchasers in causing the Shares to be PORTAL-eligible securities in accordance with the rules and regulations of the National Association of Securities Dealers, Inc.;

(x)    in connection with the sale of the Shares to the Initial Purchasers the Company will file the notice on Form D required by Rule 503 under the Securities Act within the time required by such Rule and otherwise in compliance with such Rule. A copy of such notice shall be furnished promptly to CSFB;

(y)    the Company will not take any action prohibited by Rules 101 or 102 of Regulation M under the Securities Act in connection with the distribution of the Shares contemplated hereby; and

(z)    the Company shall maintain a transfer agent and registrar for the Common Stock.

6.      Conditions of the Initial Purchasers’ Obligations: The obligations of the Initial Purchasers hereunder are subject to the following other conditions:

(a)    The Company shall have furnished to the Initial Purchasers at the Initial Closing Time and each Optional Closing Time (if any) an opinion of Hunton & Williams LLP, counsel for the Company, addressed to the Initial Purchasers and dated the Initial Closing Time and each Optional Closing Time (if any), respectively, and in form reasonably satisfactory to the Initial Purchasers, as set forth on Exhibit B hereto.

(b)    The Company shall have furnished to the Initial Purchasers at the Initial Closing Time and each Optional Closing Time (if any) an opinion of Venable LLP, special Maryland counsel for the Company, addressed to the Initial Purchasers and dated the Initial Closing Time and each Optional Closing Time (if any), respectively, and in form reasonably satisfactory to the Initial Purchasers, as set forth on Exhibit C hereto.

(c)    The Company shall have furnished to the Initial Purchasers at the Initial Closing Time and each Optional Closing Time (if any) an opinion of Hunton & Williams LLP, counsel for the Company as to certain tax matters addressed to the Initial Purchasers and dated the Initial Closing Time and each Optional Closing Time (if any), respectively, and in form reasonably satisfactory to the Initial Purchasers, as set forth on Exhibit D hereto.

(d)    The Initial Purchasers shall have received at the Initial Closing Time and each Optional Closing Time (if any) the favorable opinion of Clifford Chance US LLP, counsel for the Initial Purchasers, dated the Initial Closing Time and each Optional Closing Time (if any), respectively, in form and substance satisfactory to the Initial Purchasers. In giving such opinion, such counsel may rely on the opinion of Venable LLP as to matters of Maryland law.

(e)    Prior to the Initial Closing Time and each Optional Closing Time (if any), as the case may be, (i) no suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes, shall have occurred; and (ii) the Final Memorandum and all amendments or supplements thereto, or modifications thereof, if any, shall not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(f)     Between the time of execution of this Agreement and the Initial Closing Time and each Optional Closing Time (if any), as the case may be, (i) no change, event, circumstance or development that has had, or that could reasonably be expected to have, a Material Adverse Effect (including, without limitation, changes, events, circumstances or developments attributable to industries in which the Company proposes to conduct its business, as described in the Memorandum) shall occur or become known, (ii) no transaction which is material to the Company shall have been entered into by or on behalf of the Company which has not been fully and accurately disclosed in the Final Memorandum and (iii) no order, decree or stop order preventing the use of the Final Memorandum, or any amendment or supplement thereto, or any order asserting that any of the transactions contemplated by this Agreement are subject to the registration requirements of the Securities Act shall have been issued.

(g)    The representations and warranties of the Company and the Manager set forth in this Agreement, (i) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to knowledge, materiality or Material Adverse Effect, shall be true and correct as of the Initial Closing Time and each Optional Closing Time (if any), as the case may be, as though made on and as of such date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date) and (ii) to the extent such representations and warranties are not subject to any such qualifications or exceptions, shall be true and correct in all material respects as of the Initial Closing Time and each Optional Closing Time (if any), as the case may be, as though made on and as of such date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date); the conditions set forth in paragraph (e) and paragraph (f) shall have been met and shall be true and correct as of the Initial Closing Time and each Optional Closing Time (if any), as the case may be; each of the Company and the Manager shall have complied, in all material respects, with all covenants and agreements and satisfied all conditions to be performed or satisfied by it under this Agreement at or prior to such Initial Closing Time and each Optional Closing Time (if any), as the case may be; and the Company will, at the Initial Closing Time and each Optional Closing Time (if any), as the case may be, deliver to the Initial Purchasers a certificate of its chief executive officer and president confirming, to the best of their knowledge, after due inquiry, the matters set forth in this subsection (g).

(h)    On or before the Initial Closing Time, the Company shall have executed and delivered to the Initial Purchasers the Registration Rights Agreement and such agreement shall be in full force and effect.

(i)      The Initial Purchasers shall have received a written agreement (a “Lock-up Agreement”) signed by the persons listed on Exhibit E hereto in substantially the form attached hereto as Exhibit F.

(j)     The PORTAL Application shall have been approved and the Shares shall have been designated as PORTAL securities.

(k)    The Company shall have furnished to the Initial Purchasers at the Initial Closing Time and each Optional Closing Time (if any) such further customary information, opinions, certificates, letters and documents as the Initial Purchasers may reasonably request.

(l)      The Initial Purchasers shall have received from Deloitte Touche LLP a “comfort” letter, which includes certain “agreed-upon procedures,” dated, respectively, the date hereof, and the Initial Closing Time, and each Optional Closing Time, as the case may be, in form and substance reasonably satisfactory to the Initial Purchasers.

In the event that the letters referred to in (l) above set forth any such changes, decreases or increases that, in the reasonable judgment of the Initial Purchasers, are likely to result in a Material Adverse Effect, it shall be a further condition to the obligations of the Initial Purchasers that such letters shall be accompanied by a written explanation of the Company as to the significance thereof, unless the Initial Purchasers deems such explanation unnecessary.

References to the Memorandum with respect to any comfort letter or agreed-upon procedures letter referred to in this paragraph (l) shall include any amendment or supplement thereto at the date of such letter.

7.      Termination: The obligations of the Initial Purchasers hereunder shall be subject to termination in the absolute discretion of the Initial Purchasers at any time prior to the Initial Closing Time, or any Optional Closing Time, by written notice to the Company (i) if any of the conditions specified in Section 6 shall not have been fulfilled or waived when and as required by this Agreement to be fulfilled, (ii) if trading in securities generally on the New York Stock Exchange or the Nasdaq National Market shall have been suspended or materially limited, or minimum or maximum prices shall have been established on either of such Exchanges or the Nasdaq National Market, (iii) if there has been a material disruption in the securities settlement, payment or clearance services in the United States, (iv) if a banking moratorium shall have been declared by any of the United States, New York State or Maryland authorities or (v) if after the date hereof the United States shall have declared a national emergency or war or there shall have occurred any national or international act of terror, outbreak or escalation of hostilities or other national or international calamity or crisis or any change or development involving a prospective change in the economic, political or other conditions of such magnitude in its effect on the national or international financial markets as, in the reasonable judgment of the Representatives, to make it impracticable or inadvisable to consummate the offering and sale of the Shares on the terms set forth herein.

If the sale to the Initial Purchasers of the Offered Shares or the placement of the Regulation D Shares by the Initial Purchasers, as contemplated by this Agreement, is not carried out by the Initial Purchasers for any reason permitted under this Agreement or if such sale is not carried out because the Company shall be unable to comply with any of the terms of this Agreement, the Company shall not be under any obligation or liability under this Agreement (except to the extent provided in Sections 5(m) and 8 hereof) and the Initial Purchasers shall be under no obligation or liability to the Company under this Agreement (except to the extent provided in Sections 5(m) and 8 hereof).

8.	Indemnification and Contribution:

(a)    The Company will indemnify and hold harmless each Initial Purchaser, its respective partners, members, directors, officers and affiliates and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, expenses, damages or liabilities (including the reasonable cost of defense or investigation), joint or several, to which such Initial Purchaser may become subject, under the Securities Act or the Exchange Act or otherwise, insofar as such losses, claims, expenses, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Memorandum, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, including any losses, claims, damages or liabilities arising out of or based upon the Company’s failure to perform its obligations under Section 5(d) of this Agreement, and will reimburse each Initial Purchaser for any legal or other expenses reasonably incurred by such Initial Purchaser in connection with investigating or defending any such loss, claim, expense, damage, liability or action as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (A) an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by the Initial Purchasers specifically for use therein, it being understood and agreed that the only such information consists of the information described as such in subsection (b) below or (B) the Initial Purchasers’ failure to send or give a copy of the Final Memorandum to the person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the initial sale of Shares to such person if such statement or omission was corrected in the Final Memorandum, unless such failure to deliver the Final Memorandum was a result of noncompliance by the Company with its obligations under this Agreement.

(b)    Each Initial Purchaser will severally and not jointly indemnify and hold harmless the Company, its directors, officers and affiliates and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Memorandum, or any amendment or supplement thereto, required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Initial Purchaser specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by the Initial Purchasers consists of the following information in the Memorandum furnished on behalf of each Initial Purchaser: the fourth paragraph, the eleventh paragraph and the twelfth paragraph under the caption “Plan of Distribution” provided however, that the Initial Purchasers shall not be liable for any losses, claims, expenses, damages or liabilities arising out of or based upon the Company’s failure to perform its obligations under Section 5(d) of this Agreement.

(c)    Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who may, unless in the reasonable judgment of counsel to the indemnifying party a potential conflict of interest exists, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs and expenses incurred at the request of the indemnifying party. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of any indemnified party.

(d)    If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, expenses, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Initial Purchasers on the other from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Initial Purchasers on the other in connection with the statements or omissions which resulted in such losses, claims, expenses, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Initial Purchasers on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total Initial Purchasers Discount and Placement Fees received by the Initial Purchasers from the Company under this Agreement. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Initial Purchasers and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), the Initial Purchasers shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares purchased by it were resold exceeds the amount of any damages which such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of a fraudulent misrepresentation within the meaning of

Section 11(f) of the Securities Act shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers’ obligations in this subsection (d) to contribute are several in proportion to their respective purchase obligations and not joint.

(e)    The obligations of the Company under this Section shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Initial Purchasers within the meaning of the Securities Act or the Exchange Act; and the obligations of the Initial Purchasers under this Section shall be in addition to any liability which the Initial Purchasers may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act.

9.      Default of Purchasers. If any Initial Purchaser or Initial Purchasers default in their obligations to purchase Shares hereunder on either the Initial Closing Time or any Optional Closing Time and the number of the Shares that such defaulting Initial Purchaser or Initial Purchasers agreed but failed to purchase does not exceed 10% of the total number of the Shares that the Initial Purchasers are obligated to purchase on such Closing Time, the Representatives may make arrangements satisfactory to the Company for the purchase of such Shares by other persons, including any of the Initial Purchasers, but if no such arrangements are made by such Closing Time, the non-defaulting Initial Purchasers shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Shares that such defaulting Initial Purchasers agreed but failed to purchase on such Closing Time. If any Initial Purchaser or Initial Purchasers so default and the aggregate number of the Shares with respect to which such default or defaults occur exceeds 10% of the total number of the Shares that the Initial Purchasers are obligated to purchase on such Closing Time and arrangements satisfactory to the Representatives and the Company for the purchase of such Shares by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Initial Purchaser or the Company, except as provided in Section 10 provided that if such default occurs with respect to Optional Shares after the Initial Closing Time, this Agreement shall not terminate as to the Firm Shares or any Optional Shares purchased prior to such termination). As used in this Agreement, the term “Initial Purchaser” includes any person substituted for an Initial Purchaser under this Section 9. Nothing herein will relieve a defaulting Initial Purchaser from liability for its default.

10.       Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the Initial Purchasers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of the Initial Purchasers, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Shares. If this Agreement is terminated pursuant to Section 9 or if for any reason the purchase of the Shares by the Initial Purchasers is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 5(m) and the respective obligations of the Company and the Initial Purchasers pursuant to Section 8 shall remain in effect and if any Shares have been purchased hereunder the representations and warranties in Section 4 and all obligations under Section 5 shall remain in effect. If the purchase of the Shares by the Initial Purchasers is not consummated as a result of the failure of any condition specified in Section 6 hereof (except for the conditions set forth in Sections 6(d) and Section 6(j) provided, that the failure to satisfy such condition is not the result of any direct or indirect action or inaction by the Company or the Manager), the Company will reimburse the Initial Purchasers for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Shares.

11.       Notices. All communications hereunder will be in writing and, if sent to the Initial Purchasers will be mailed, delivered or telegraphed and confirmed to the Initial Purchasers, c/o Credit Suisse First Boston LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: IBD-Legal Department, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at 8700 West Bryn Mawr Avenue, 12th Floor, Chicago, Illinois 60631, Attention: General Counsel; provided, however, that any notice to an Initial Purchaser pursuant to Section 8 will be mailed, delivered or telegraphed and confirmed to such Initial Purchaser.

12.       Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

13.       Representation of Initial Purchasers. You will act for the several Initial Purchasers in connection with this purchase, and any action under this Agreement taken by you will be binding upon all the Initial Purchasers.

14.       Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. This Agreement may be executed and delivered by counterpart signatures delivered by facsimile transmission and any such counterpart shall be deemed an original for all intents and purposes.

15.       Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company and the Initial Purchasers hereby submit to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

[Signature Page Follows]

If the foregoing is in accordance with the Initial Purchasers understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the Initial Purchasers in accordance with its terms.

Very truly yours,

DEERFIELD TRIARC CAPITAL CORP.

By:
Name: Title:

DEERFIELD CAPITAL MANAGEMENT LLC

By:
Name: Title:

The foregoing Purchase/Placement Agreement is hereby confirmed and accepted as of the date first above written.

CREDIT SUISSE FIRST BOSTON LLC

DEUTSCHE BANK SECURITIES INC.

BEAR, STEARNS & CO. INC.,

Acting on behalf of themselves and as the Representatives of the several Initial Purchasers

CREDIT SUISSE FIRST BOSTON LLC

By:__________________________________________

Name:

Title:

Schedule A

Initial Purchaser	Firm Shares (Rule 44A/Reg S)
Credit Suisse First Boston LLC	7,520,744
Deutsche Bank Securities Inc.	4,700,465
Bear, Stearns & Co. Inc.	4,700,465
Flagstone Securities	626,728
JMP Securities LLC	626,728
Stifel, Nicolaus & Company, Incorporated	626,728
Total:	18,801,858

Exhibit F

FORM OF PURCHASER'S LETTER FOR RULE 144A
QUALIFIED INSTITUTIONAL BUYER (“QIB”)

Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.,
as representatives of the initial purchasers
c/o Credit Suisse First Boston LLC
11 Madison Avenue
New York, NY 10010-3629

Dear Sirs:

      The undersigned, to enable you to make offers and sales of securities pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), hereby certifies that the undersigned is a qualified institutional buyer in that the undersigned satisfies the requirement of one or more of paragraphs (i) through (vi) hereof (check applicable box(es)).

☐	(i)	The undersigned is an entity referred to in sub-paragraphs (A) through (G) hereof and in the aggregate owned and invested on a discretionary basis, for its own account and the accounts of other persons, at least the amount of securities specified below (not less than $100 million), calculated as provided in Rule 144A as of the date specified below.
		☐	(A)	Corporation, etc. A corporation (other than a bank, savings and loan or similar institution referred to in (ii) below), partnership, Massachusetts or similar business trust, limited liability company, an organization described in Section 501(c)(3) of the Internal Revenue Code, a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958 or a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940; or
		☐	(B)	Insurance Company. An Insurance Company as defined in Section 2(13) of the Securities Act; or
		☐	(C)	ERISA Plan. An employee benefits plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);
		☐	(D)	State or Local Plan. A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;
		☐	(E)	Investment Company. An investment company registered under the Investment Company Act of 1940, as amended, (the “1940 Act”) or any business development company as defined in Section 2(a)(48) of the 1940 Act; or
		☐	(F)	Investment Advisor. An investment adviser registered under the Investment Advisers Act of 1940.
		☐	(G)	Trust Fund. A trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in paragraphs (i)(C) and (i)(D), except trust funds that include as participants individual retirement accounts or H.R. 10 plans.
☐	(ii)	Bank or Savings and Loan. The undersigned is a bank as defined in Section 3(a)(2) of the Securities Act; a savings and loan association or other institution referenced in Section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution that in the aggregate owned and invested on a discretionary basis, for its own account and the accounts of other qualified institutional buyers, at least the

F-1

amount of securities specified below (not less than $100 million), calculated as provided in Rule 144A, as of the date specified below, and had an audited net worth of at least $25 million as of the end of its most recent fiscal year. (This paragraph does not include bank commingled funds.)
☐	(iii)	One of a Family of Investment Companies. The undersigned is an investment company, acting for its own account or for the accounts of other qualified institutional buyers, registered under the 1940 Act that is part of a “family of investment companies,” as defined in Rule 144A, that owned in the aggregate at least the amount of securities specified below (not less than $100 million), calculated as provided in Rule 144A, as of the date specified below.
☐	(iv)	Dealer. The undersigned is a dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”) that in the aggregate owned and invested on a discretionary basis, for its own account and the accounts of other qualified institutional buyers, at least the amount of securities specified below (not less than $10 million), calculated as provided in Rule 144A, as of the date specified below.
☐	(v)	Dealer (Riskless Principal Transaction). The undersigned is a dealer registered under Section 15 of the Act acting in a riskless principal transaction (as defined in Rule 144A) on behalf of a qualified institutional buyer.
☐	(vi)	Entity Owned by Qualified Buyers. The undersigned is an entity, all of the equity owners of which are qualified institutional buyers (each satisfying one or more of (i) through (v) above including, as applicable, the $100 million test), acting for its own account or for the accounts of other qualified institutional buyers.

      In calculating the amount of securities owned or invested by an entity as provided in Rule 144A: (a) repurchase agreements, securities owned but subject to repurchase agreements, currency, interest rate and commodity swaps, bank deposit instruments, loan participation, securities of affiliates and dealers' unsold allotments are excluded; and (b) securities are valued at cost, except they may be valued at market if they are reported in financial statements at market and no current cost information is published.

      Each entity, including a parent or subsidiary, must separately meet the requirements to be a qualified institutional buyer under Rule 144A. Securities owned by any subsidiary are included as owned or invested by its parent entity for purposes of Rule 144A only if (1) the subsidiary is consolidated in the parent entity's financial statements and (2) the subsidiary's investments are managed under the parent entity's direction (except that a subsidiary's securities are not included if the parent entity is itself a majority-owned consolidated subsidiary of another enterprise and is not a reporting company under the Exchange Act).

      The undersigned (check applicable box):

      ☐ is:

      ☐ is not and, for so long as it owns the securities, will not be:

acting on behalf of (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA (for example, a pension plan, profit sharing plan, 401(k) plan or other plan subject to ERISA, or any “employee benefit plan” that is exempt from ERISA because, e.g., it is maintained by a governmental employer or is a church or a foreign plan), (ii) a plan described in Section 4975 of the Internal Revenue Code (for example a qualified plan, a qualified annuity plan, an individual retirement account or arrangement, an Archer MSA or a Coverdell Education Savings Account), (iii) an entity whose underlying assets include “plan assets” by reason of a plan's investment in such entity (including but not limited to an insurance company general account), or (iv) an entity that otherwise constitutes a “benefit plan investor” within the meaning of the DOL Regulation Section 2510.3-101 (29 C.F.R. Sections 2510.3-101) (for example a fund, and the assets of that fund are deemed to be “plan assets” under DOL Regulation Section 2510.3-101, 29 C.F.R. Section 2510.3-101, by application of the “look through” rule under the regulation) (each, a “Covered Plan”).

      The undersigned represents and warrants that it (check applicable box):

F-2

      ☐ is:

      ☐ is not and, for so long as it owns the securities, will not be:

using the assets of a Covered Plan (as defined above) that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code to acquire or hold the Securities.

      The undersigned represents, warrants and agrees that its acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any applicable other federal, state, local, non-U.S. or other laws or regulations that contain one or more provisions that are similar to the provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code.

      The undersigned (check applicable box):

      ☐ is:

      ☐ is not and, for so long as it owns the securities, will not be:

a person who has discretionary authority or control with respect to the assets of the Company Investment Trust, Inc. or a person who provides investment advice for a fee (direct or indirect) with respect to such assets or an affiliate of such person (a “Controlling Person”).

      The undersigned represents, warrants and agrees that it will not transfer or assign its interest in the Securities to any transferee (including any change in the source of funds that is a result of a transfer to an affiliate or a different account) unless such transferee represents, warrants and agrees that (i) the transferee is not (and will not be), and is not acting on behalf of a person who is (or will be), a Covered Plan or a Controlling Person and (ii) such transferee will obtain from its transferee the representations and agreement set forth in this sentence (including without limitation clauses (i) and (ii)). The undersigned further certifies that it will purchase securities under Rule 144A from or through you only for its account or for the account of another entity that is a qualified institutional buyer. The undersigned will not purchase securities for another entity under Rule 144A unless it satisfies one or more paragraphs (i) through (vi) above including, as applicable, the $100 million test.

      The undersigned agrees to notify you of any change in the certifications herein, and each purchase by the undersigned of securities under Rule 144A from or through you will constitute a reaffirmation of the certifications herein (as modified by any such notice) as of the time of such purchase.

Amount of Securities $
(State specific amount owned/invested—may
be approximate, but no range or minimum)

Most Recent Fiscal Year-End:

Dated Owned/Invested:
(Complete only if this date is after most
recent fiscal year-end)

Date:	________________________________	, 2004
By:	________________________________
Name:	________________________________
Title:	________________________________
*	This Certificate must be signed by the Institution's chief financial officer or another executive officer, except that if the Institution is a member of a “family of investment companies,” the certificate must be signed by an executive officer of such institution's Investment Adviser.

F-3

Exhibit G

FORM OF PURCHASER'S LETTER
FOR REGULATION S INVESTOR

Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.,
as representatives of the initial purchasers
c/o Credit Suisse First Boston LLC
11 Madison Avenue
New York, NY 10010-3629

      The undersigned, to enable you to make offers and sales of shares of the common stock, par value $0.001 per share (the “Common Stock”), of Deerfield Triarc Capital Corp. (the “Company”) pursuant to Regulation S under the Securities Act of 1933, as amended, confirms that:

1. The undersigned understands and agrees that (i) the undersigned is acquiring the Common Stock in an offshore transaction in accordance with Rule 904 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the undersigned is acquiring the Common Stock for the undersigned's own account, (iii) the undersigned is not acquiring, and has not entered into any discussions regarding the undersigned's acquisition of, the Common Stock while the undersigned was in the United States of America or any of its territories or possessions, (iv) the Common Stock is being sold without registration under the Securities Act by reason of an exemption that depends, in part, on the accuracy of these representations, (v) the Common Stock may not, absent an applicable exemption, be transferred without registration and/or qualification under the Securities Act and applicable state securities laws and the laws of any other applicable jurisdiction and (vi) prior to the end of the one year restricted period within the meaning of Rule 903(b)(3) of Regulation S under the Securities Act interests in a Regulation S share of Common Stock may only be held through Euroclear or Clearstream.

2. The undersigned understands and agrees that the Common Stock is being offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act and that the Common Stock has not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. The undersigned agrees, on its own behalf and on behalf of each account for which it acquires any Common Stock, that, if in the future it decides to offer, resell, pledge or otherwise transfer such Common Stock prior to the date which is two years after the date of purchase (the “Resale Restriction Termination Date”), such Common Stock may be offered, resold, pledged or otherwise transferred only (a) to the Company or a subsidiary thereof, (b) pursuant to a registration statement that has been declared and is effective under the Securities Act, (c) pursuant to offers and sales to non-U.S. persons[1] (a “Regulation S Investor”) that occur outside the United States within the meaning of Regulation S under the Securities Act, or (d) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and subject to compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply subsequent

[1]	In order to qualify as a non-U.S. person under Regulation S, (a) the undersigned's principal address must be outside the United States, (b) the undersigned was located outside the United States at the time any offer to buy the Common Stock was made to it and at the time that the buy order was originated by it, and (c) the undersigned is not a “U.S. person” (as defined in Rule 902(k) under the Securities Act).

to the Resale Restriction Termination Date. The undersigned understands that the registrar and transfer agent for the Common Stock will not be required to accept for registration of transfer any Common Stock acquired by it, except upon presentation of evidence satisfactory to the Company and the transfer agent that an exemption to the registration requirement under the Securities Act and the rules and regulations thereunder have been complied with. The undersigned further understands that any certificates representing Common Stock acquired by it will bear a legend reflecting the substance of this paragraph. The undersigned acknowledges, on its own behalf and on behalf of any investor account for which it is purchasing the Common Stock, that the Company and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc. (the “initial purchasers”) reserve the right to restrict any offer, sale or other transfer of the Common Stock (i) pursuant to clauses (c) or (d) above prior to the Resale Restriction Termination Date, or (ii) prior to the end of the one-year restricted period within the meaning of Regulation S under the Securities Act, to require the completion, execution and delivery of a letter from the transferee substantially in the form of the Transferee's Letter attached hereto as Exhibit A and certifications and other information satisfactory to the Company and the registrar and transfer agent and an opinion of counsel approved by the Company and the registrar and transfer agent to ensure compliance with the Securities Act and the rules and regulations thereunder.

3. The undersigned has been furnished with all information that the undersigned requested regarding the Common Stock.

4. The undersigned has such knowledge in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Stock, and the undersigned has sought such accounting, legal and tax advice as the undersigned has considered necessary to make an informed investment decision, and the undersigned and any account for which the undersigned is acting is able to bear the economic risk of such investment and can afford a complete loss of such investment.

5. The undersigned hereby makes the representations and warranties deemed made by it under the section of the Offering Memorandum entitled “Notice to Investors” and agrees to be bound by the restrictions set forth in such section.

6. The undersigned understands that there are restrictions on the transfer of Common Stock that are intended to maintain the Company's qualification for taxation as a REIT under the Internal Revenue Code, which are described in the Company's Charter and the Offering Memorandum with respect to the Common Stock.

7. The undersigned represents that it is either: (A) a natural person with individual net worth, or joint net worth with his/her spouse, at the time of purchase in excess of U.S.$1,000,000, or (B)(i) a bank, insurance company, investment company or other entity or institution having total assets in excess of U.S.$5,000,000 or (ii) an entity all of whose equity owners are investors satisfying the standards set forth in clause (A) or clause (B)(i).

8. The undersigned acknowledges that the initial purchasers, the Company and others will rely on the acknowledgments, representations and warranties contained in this letter. The undersigned agrees to promptly notify the initial purchasers and the Company if any of the acknowledgments, representations and warranties set forth herein are no longer accurate. The undersigned agrees that each purchase by the undersigned of securities from the Company will constitute a reaffirmation of the acknowledgments, representations and warranties herein (as modified by any such notice) as of the time of such purchase.

9. The undersigned (check applicable box):

☐ is:

☐ is not and, for so long as it owns the Common Stock, will not be:

acting on behalf of (i) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not it is subject to Title I of ERISA (for example, a pension plan, profit sharing plan, 401(k) plan or other plan subject to ERISA, or any “employee benefit plan” that is exempt from ERISA because, e.g., it is maintained by a governmental employer or is a church or a foreign plan), (ii) a plan described in Section 4975 of the Internal Revenue Code (for example a qualified plan, a qualified annuity plan, an individual retirement account or arrangement, an Archer MSA or a Coverdell Education Savings Account), (iii) an entity whose underlying assets include “plan assets” by reason of a plan's investment in such entity (including but not limited to an insurance company general account), or (iv) an entity that otherwise constitutes a “benefit plan investor” within the meaning of the DOL Regulation Section 2510.3-101 (29 C.F.R. Sections 2510.3-101) (for example a fund, and the assets of that fund are deemed to be “plan assets” under DOL Regulation Section 2510.3-101, 29 C.F.R. Section 2510.3-101, by application of the “look through” rule under the regulation) (each, a “Covered Plan”).

10. The undersigned represents, warrants and agrees that it (check applicable box):

☐ is:

☐ is not and, for so long as it owns the Common Stock, will not be:

using the assets of a Covered Plan (as defined in question 9 above) that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code.

11. The undersigned represents, warrants and agrees that its acquisition and holding of the Common Stock will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any applicable other federal, state, local, non-U.S. or other laws or regulations that contain one or more provisions that are similar to the provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code.

12. The undersigned (check applicable box):

☐ is:

☐ is not and, for so long as it owns the Common Stock, will not be:

a person who has discretionary authority or control with respect to the assets of the Company or a person who provides investment advice for a fee (direct or indirect) with respect to such assets or an affiliate of such person (a “Controlling Person”).

The undersigned represents, warrants and agrees that it will not transfer or assign its interest in the Common Stock to any transferee (including any change in the source of funds that is a result of a transfer to an affiliate or a different account) unless such transferee represents, warrants and agrees that (i) the transferee is not (and will not be), and is not acting on behalf of a person who is (or will be), a Covered Plan or Controlling Person and (ii) such transferee will obtain from its transferee the representations and agreement set forth in this sentence (including without limitation clauses (i) and (ii)).

13. The initial purchasers and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

      IN WITNESS WHEREOF, the undersigned has caused this Purchaser's Letter to be executed by its duly authorized representative as of the day and year first above written.

[INVESTOR]

By:
Name:
Title:

EXHIBIT A

TRANSFEREE'S LETTER

Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631

Dear Sirs:

      In connection with the undersigned's proposed purchase of shares of the common stock, par value $0.001 per share (the “Common Stock”), Deerfield Triarc Capital Corp. (the “Company”) from (“Seller”), the undersigned confirms that:

1. The undersigned understands and agrees that the Common Stock has been offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and that the Common Stock has not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. The undersigned agrees, on its own behalf and on behalf of each account for which it acquires any Common Stock, that, if in the future it decides to offer, resell, pledge or otherwise transfer such Common Stock prior to the date which is two years after the date of initial purchase from the Company (the “Resale Restriction Termination Date”), such Common Stock may be offered, resold, pledged or otherwise transferred only (a) to the Company or a subsidiary thereof, (b) pursuant to a registration statement that has been declared and is effective under the Securities Act, (c) pursuant to offers and sales to non-U.S. persons[1] (a “Regulation S Investor”) that occur outside the United States within the meaning of Regulation S under the Securities Act, or (d) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and subject to compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. The undersigned understands that the registrar and transfer agent for the Common Stock will not be required to accept for registration of transfer any Common Stock acquired by it, except upon presentation of evidence satisfactory to the Company and the transfer agent that an exemption to the registration requirement under the Securities Act and the rules and regulations thereunder have been complied with. The undersigned further understands that any certificates representing Common Stock acquired by it will bear a legend reflecting the substance of this paragraph. The undersigned acknowledges, on its own behalf and on behalf of any investor account for which it is purchasing the Common Stock, that the Company reserves the right to restrict any offer, sale or other transfer of the Common Stock (i) pursuant to clauses (c) or (d) above prior to the Resale Restriction Termination Date, or (ii) prior to the end of the one-year restricted period within the meaning of Rule 903(b)(3) of Regulation S under the Securities Act, to require the completion, execution and delivery of a letter from the transferee substantially in the form hereof and certifications and other information satisfactory to the Company and the registrar and transfer agent and an opinion of counsel approved by the Company and the registrar and transfer agent to ensure compliance with the Securities Act and the rules and regulations thereunder.

2. The undersigned is an Accredited Investor as defined in Rule 501(a) under the Securities Act.

[1]	In order to qualify as a non-U.S. person under Regulation S, (a) the undersigned's principal address must be outside the United States, (b) the undersigned was located outside the United States at the time any offer to buy the Common Stock was made to it and at the time that the buy order was originated by it, and (c) the undersigned is not a “U.S. person” (as defined in Rule 902(k) under the Securities Act).

A-1

3. The undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Stock, and each of the undersigned and any account for which the undersigned is acting is able to bear the economic risk of such investment and can afford the complete loss of such investment.

4. The undersigned is acquiring the Common Stock for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. The undersigned was not formed for the specific purpose of acquiring the Common Stock.

5. The undersigned is acquiring the Common Stock for the undersigned's own account or for one or more accounts (each of which is an Accredited Investor) as to each of which the undersigned exercises sole investment discretion and is authorized to make the representations, and enter into the agreements, contained in this letter.

6. The undersigned has received such information as the undersigned deems necessary in order to make an investment decision with respect to the Common Stock. The undersigned acknowledges that the undersigned and the undersigned's advisor(s), if any, have had the right to ask questions of and receive answers from the Company and its officers and directors, and to obtain such information concerning the terms and conditions of this offering of the Common Stock, as the undersigned and the undersigned's advisor(s), if any, deem necessary to verify the accuracy of any information that the undersigned deems relevant to making an investment in the Common Stock. The undersigned represents and agrees that prior to the undersigned's agreement to purchase Common Stock, the undersigned and the undersigned's advisor(s), if any, will have asked such questions, received such answers and obtained such information as the undersigned deems necessary to verify the accuracy of any information that the undersigned deems relevant to making an investment in Common Stock. The undersigned became aware of this offering of the Common Stock and the Common Stock was offered to the undersigned solely by direct contact between the undersigned and Seller. The undersigned did not become aware of, nor were the shares of Common Stock offered to the undersigned by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the Common Stock, the undersigned relied solely on the information filed with the Securities and Exchange Commission or obtained by the undersigned directly from the Company as a result of any inquiries by the undersigned or the undersigned's advisor(s).

7. The undersigned (check applicable box): ☐ is: ☐ is not: an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

8. The undersigned represents, warrants and agrees that it is not (and will not be), and is not acting on behalf of a person who is (or will be), (i) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as Amended (“ERISA”)), whether or not it is subject to Title I of ERISA (for example, a pension plan, profit sharing plan, 401(k) plan or other plan subject to ERISA, or any “employee benefit plan” that is exempt from ERISA because, e.g., it is maintained by a governmental employer or is a church or a foreign plan), (ii) a plan described in Section 4975 of the Internal Revenue Code (for example a qualified plan, a qualified annuity plan, an individual retirement account or arrangement, an Archer MSA or a Coverdell Education Savings Account), (iii) an entity whose underlying assets include “plan assets” by reason of a plan's investment in such entity (including but not limited to an insurance company general account), or (iv) an entity that otherwise constitutes a “benefit plan investor” within the meaning of the DOL Regulation Section 2510.3-101 (29 C.F.R. Section 2510.3101) (for example a fund, and the assets of that fund are deemed to be “plan assets” under DOL Regulation

A-2

Section 2510.3-101, 29 C.F.R. Section 2510.3-101, by application of the “look through” rule under the regulation).

9. The undersigned represents, warrants and agrees that it is not (and will not be) a person who has discretionary authority or control with respect to the assets of the Company or a person who provides investment advice for a fee (direct or indirect) with respect to such assets or an affiliate of such person.

10. The undersigned acknowledges that the Company, Seller and others will rely on the acknowledgments, representations and warranties contained in this letter. The undersigned agrees to promptly notify the Company and Seller if any of the acknowledgments, representations and warranties set forth herein are no longer accurate. The undersigned agrees that each purchase by the undersigned of securities from Seller will constitute a reaffirmation of the acknowledgments, representations and warranties herein (as modified by any such notice) as of the time of such purchase.

11. The Company and Seller are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.
Date: , 2004	Very truly yours,

By:

Print Name:

Company Name:

Title:

Address:

Common Stock to be purchased:

          shares of Common Stock.

A-3

Exhibit H

FORM OF SUBSCRIPTION AGREEMENT FOR
INSTITUTIONAL AND INDIVIDUAL ACCREDITED INVESTORS

Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631

Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Bear, Stearns & Co. Inc.,
as representatives of the initial purchasers
c/o Credit Suisse First Boston LLC,
11 Madison Avenue
New York, NY 10010-3629

Dear Sirs:

      In connection with the undersigned's proposed purchase of shares of the common stock, par value $0.001 per share (the “Common Stock”), of Deerfield Triarc Capital Corp. (the “Company”) from the Company, the undersigned confirms that:

1. Upon the terms and subject to the conditions set forth in this letter and that certain Purchase/Placement Agreement (the “Agreement”), dated as of December 17, 2004, by and among the Company and Credit Suisse First Boston LLC (“CSFB”), Deutsche Bank Securities Inc. (“DB”) and Bear, Stearns & Co. Inc. (“Bear Stearns”), as representatives of the several initial purchasers listed in the Agreement (the “initial purchasers”), the undersigned hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Common Stock as is set forth on the signature page of this letter at a price equal to $15.00 per share (the “Purchase Price”) on the terms provided for herein and in the Offering Memorandum (defined below). The undersigned understands and agrees that the Company reserves the right to accept or reject the undersigned's subscription for the common stock for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Company, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Company; the Company may do so in counterpart form. In the event of rejection of the entire subscription, the undersigned's payment hereunder will be returned promptly to the undersigned along with this Subscription Agreement, and this Subscription Agreement shall have no force or effect.

2. The undersigned agrees to deliver to the applicable initial purchaser on or before the business day preceding the Initial Closing Time (as such term is defined in the Agreement) the Purchase Price by wire transfer of United States dollars in immediately available funds to the applicable initial purchaser's account specified by such initial purchaser and authorizes the representatives to deliver the Purchase Price on the undersigned's behalf to the Company in accordance with Section 2 of the Agreement.

3. The undersigned has received a copy of the preliminary offering memorandum, subject to completion, dated November 24, 2004, and will receive a copy of the final offering memorandum, relating to the offering of the Common Stock described therein (collectively, as amended, the “Offering Memorandum”), and the undersigned understands and agrees that the Offering Memorandum speaks only as of its date and that the information contained in the Offering Memorandum may not be correct or complete as of any time subsequent to that date.

4. The undersigned understands and agrees that the Common Stock is being offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and that the Common Stock has not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. The undersigned agrees, on its own behalf and on behalf of each account for which it acquires any Common Stock, that, if in the future it decides to offer, resell, pledge or otherwise transfer such Common Stock prior to the date which is two years after the date of purchase (the “Resale Restriction Termination Date”), such Common Stock may be offered, resold, pledged or otherwise transferred only (a) to the Company or a subsidiary thereof, (b) pursuant to a registration statement that has been declared and is effective under the Securities Act, (c) pursuant to offers and sales to non-U.S. persons[1] (a “Regulation S Investor”) that occur outside the United States within the meaning of Regulation S under the Securities Act, or (d) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and subject to compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. The undersigned understands that the registrar and transfer agent for the Common Stock will not be required to accept for registration of transfer any Common Stock acquired by it, except upon presentation of evidence satisfactory to the Company and the transfer agent that an exemption to the registration requirement under the Securities Act and the rules and regulations thereunder have been complied with. The undersigned further understands that any certificates representing Common Stock acquired by it will bear a legend reflecting the substance of this paragraph. The undersigned acknowledges, on its own behalf and on behalf of any investor account for which it is purchasing the Common Stock, that the Company and CSFB reserve the right to restrict any offer, sale or other transfer of the Common Stock (i) pursuant to clauses (c) or (d) above prior to the Resale Restriction Termination Date, or (ii) prior to the end of the one-year restricted period within the meaning of Rule 903(b)(3) of Regulation S under the Securities Act, and to require the completion, execution and delivery of a letter from the transferee substantially in the form of the Transferee's Letter attached hereto as Exhibit A and certifications and other information satisfactory to the Company and the registrar and transfer agent and an opinion of counsel approved by the Company and the registrar and transfer agent to ensure compliance with the Securities Act and the rules and regulations thereunder.

5. The undersigned is an Accredited Investor as defined in Rule 501(a) under the Securities Act.

6. The undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Stock, and each of the undersigned and any account for which the undersigned is acting is able to bear the economic risk of such investment and can afford the complete loss of such investment. The undersigned is aware that there are substantial risks incident to the purchase of the Common Stock, including those summarized under “Risk Factors” in the Offering Memorandum.

7. The undersigned is acquiring the Common Stock for the undersigned's account and not for the account of others for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. The undersigned was not formed for the specific purpose of acquiring the Common Stock.

8. The undersigned is acquiring the Common Stock for the undersigned's own account or for one or more accounts (each of which is an Accredited Investor) as to each of which the

[1]	In order to qualify as a non-U.S. person under Regulation S, (a) the undersigned's principal address must be outside the United States, (b) the undersigned was located outside the United States at the time any offer to buy the Common Stock was made to it and at the time that the buy order was originated by it, and (c) the undersigned is not a “U.S. person” (as defined in Rule 902(k) under the Securities Act).

undersigned exercises sole investment discretion and is authorized to make the representations, and enter into the agreements, contained in this letter and the Offering Memorandum. ;

9. The undersigned has received such information as the undersigned deems necessary in order to make an investment decision with respect to the Common Stock. The undersigned acknowledges that the undersigned and the undersigned's advisor(s), if any, have had the right to ask questions of and receive answers from the Company and its officers and directors, and to obtain such information concerning the terms and conditions of this offering of the Common Stock, as the undersigned and the undersigned's advisor(s), if any, deem necessary to verify the accuracy of (i) the information in the Offering Memorandum and (ii) any other information that the undersigned deems relevant to making an investment in the Common Stock. The undersigned represents and agrees that prior to the undersigned's agreement to purchase Common Stock, the undersigned and the undersigned's advisor(s), if any, will have asked such questions, received such answers and obtained such information as the undersigned deems necessary to verify the accuracy of (i) the information in the Offering Memorandum and (ii) any other information that the undersigned deems relevant to making an investment in Common Stock. The undersigned became aware of this offering of the Common Stock and the Common Stock was offered to the undersigned solely by means of the Offering Memorandum or by direct contact between the undersigned or you. The undersigned did not become aware of, nor were the shares of Common Stock offered to the undersigned by any other means, including, in each case, by any form of general solicitation or general advertising. The undersigned understands and agrees that the Common Stock offered pursuant to the Offering Memorandum is not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. In making the decision to purchase the Common Stock, the undersigned relied solely on the information set forth in the Offering Memorandum and any other information obtained by the undersigned directly from the Company as a result of any inquiries by the undersigned or the undersigned's advisor(s).

10. The undersigned hereby makes the representations and warranties deemed made by it under the section of the Offering Memorandum entitled “Notice to Investors” and agrees to be bound by the restrictions set forth in such section.

11. The undersigned (check applicable box):

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

12. The undersigned (check applicable box):

☐ is:

☐ is not and, for so long as it owns the Common Stock, will not be:

acting on behalf of (i) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as Amended (“ERISA”)), whether or not it is subject to Title I of ERISA (for example, a pension plan, profit sharing plan, 401(k) plan or other plan subject to ERISA, or any “employee benefit plan” that is exempt from ERISA because, e.g., it is maintained by a governmental employer or is a church or a foreign plan, (ii) a plan described in Section 4975 of the Internal Revenue Code (for example a qualified plan, a qualified annuity plan, an individual retirement account or arrangement, an Archer MSA or a Coverdell Education Savings Account), (iii) an entity whose underlying assets include “plan assets” by reason of a plan's investment in such entity (including but not limited to an insurance company general account), or (iv) an entity that otherwise constitutes a “benefit plan investor” within the meaning of the DOL Regulation Section 2510.3-101 (29 C.F.R. Sections 2510.3-101) (for example a fund, and the assets of that fund are deemed to be “plan assets” under DOL Regulation Section 2510.3-101, 29 C.F.R. Section 2510.3-101, by application of the “look through” rule under the regulation) (each, a “Covered Plan”).

13. The undersigned represents, warrants and agrees that it (check applicable box):

☐ is:

☐ is not and, for so long as it owns the Common Stock, will not be:

using the assets of a Covered Plan (as defined in Section 12 above) that is subject to Title I of ERISA or Section 4975 of the Internal Revenue Code to acquire or hold the Common Stock.

14. The undersigned represents, warrants and agrees that its acquisition and holding of the Common Stock will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any applicable other laws or regulations that contain one or more provisions that are similar to the provisions of Title I of ERISA or Section 4975 of the Internal Revenue Code.

15. The undersigned (check applicable box):

☐ is:

☐ is not and, for so long as it owns the Common Stock, will not be:

a person who has discretionary authority or control with respect to the assets of the Company or a person who provides investment advice for a fee (direct or indirect) with respect to such assets or an affiliate of such person (a “Controlling Person”).

16. The undersigned represents, warrants and agrees that it will not transfer or assign its interest in the Common Stock to any transferee (including any change in the source of funds that is a result of a transfer to an affiliate or a different account) unless such transferee represents, warrants and agrees that (i) the transferee is not (and will not be), and is not acting on behalf of a person who is (or will be), a Covered Plan or Controlling Person and (ii) such transferee will obtain from its transferee the representations and agreement set forth in this sentence (including without limitation clauses (i) and (ii)).

17. The undersigned acknowledges that the initial purchasers have acted as agents for the Company in connection with the sale of the Common Stock. The undersigned consents to the initial purchasers' actions in this regard and hereby waives any and all claims, actions, liabilities, damages or demands it may have against the initial purchasers in connection with any alleged conflict of interest arising from the initial purchasers' engagement as an agent of the Company with respect to the sale by the Company of the Common Stock to the undersigned.

18. The undersigned understands that there is no established market for the Common Stock and there is no guarantee that a public market for the Common Stock may develop.

19. The undersigned acknowledges that the initial purchasers, the Company and others will rely on the acknowledgments, representations and warranties contained in this letter. The undersigned agrees to promptly notify the initial purchasers and the Company if any of the acknowledgments, representations and warranties set forth herein are no longer accurate. The undersigned agrees that each purchase by the undersigned of securities from the Company will constitute a reaffirmation of the acknowledgments, representations and warranties herein (as modified by any such notice) as of the time of such purchase.

20. The initial purchasers and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

NOTE:	YOU MUST COMPLETE AND SIGN THE PURCHASER QUESTIONNAIRE ATTACHED HERETO.

      THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO

PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

Date: , 2004	Very truly yours, By:
Print Name: Company Name: Title: Address:

Date: , 2004 Signature of investor	Signature of joint investor, if applicable

(Name of investor)	(Name of joint investor, if applicable)

If the investor is an individual, the investor's State/Province of Residence is:

If the investor is a corporation, partnership, trust or other legal entity it:

      • is organized under the laws of:                         ;

      • has its principal place of business in:                         ; and

      • was formed for the purpose of:                         .

Investor's Social Security Number or Taxpayer Identification Number:	Joint investor's Social Security Number or Taxpayer Identification Number:
(Please indicate name and capacity of person signing above if the investor is other than a natural person.)	(Please indicate name and capacity of person signing above if the joint investor is other than a natural person.)
Residence or Principal Place of Business Address:	Mailing Address if different:
Street	Street
City, State, Zip Code	City, State, Zip Code
Attn:	Attn:
Telephone No.:	Telephone No.:
Telecopier No.:	Telecopier No.:
Name of Placement Agent Sales Representative:
Number of Common Shares ( minimum) subscribed for:
Subscription Amount: $
NOTE: THE FOLLOWING MUST BE COMPLETED
Name of DTC Participant:
Participant's DTC Account Number:
Investor's Account Number with Participant:

PURCHASER QUESTIONNAIRE

Accredited Investor Status for Individual Investors (Please check all applicable boxes):

☐	(1)	I am a director, executive officer or general partner of the issuer of the securities being offered or sold, or a director, executive officer or general partner of a general partner of that issuer;
☐	(2)	I am a natural person whose individual net worth or joint net worth with my spouse, at the time of purchase, exceeds $1,000,000; or
☐	(3)	I am a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with my spouse in excess of $300,000 in each of those years and have a reasonable expectation of reaching the same income level in the current year.
If other than natural person, check one:	If Joint Ownership, check one:
☐ General Partnership ☐ Limited Partnership ☐ Corporation ☐ Subchapter S Corporation ☐ “Grantor” Trust ☐ Trust ☐ Estate	☐ Joint Tenants w/Rights of Survivorship ☐ Tenants-in-Common ☐ Community Property

Accredited Investor Status for Institutional Investors (Please check all applicable boxes):

☐	(i)	The undersigned is either: a bank as defined in section 3(a)(2) of the Securities Act or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities act, whether acting in its individual or fiduciary capacity; a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(a)(13) of the Securities Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, having total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or an employee benefit plan having total assets in excess of $5,000,000, or, if a self-directed plan, in which the investment decisions are made solely by persons that are accredited investors;
☐	(ii)	The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
☐	(iii)	The undersigned is an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Common Shares, with total assets in excess of $5,000,000;
☐	(iv)	The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Common Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act; or
☐	(v)	The undersigned is an entity in which all of the equity owners are accredited investors.

EXHIBIT A

TRANSFEREE'S LETTER

Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631

Dear Sirs:

      In connection with the undersigned's proposed purchase of shares of the common stock, par value $0.001 per share (the “Common Stock”), Deerfield Triarc Capital Corp. (the “Company”) from (“Seller”), the undersigned confirms that:

1. The undersigned understands and agrees that the Common Stock has been offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and that the Common Stock has not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. The undersigned agrees, on its own behalf and on behalf of each account for which it acquires any Common Stock, that, if in the future it decides to offer, resell, pledge or otherwise transfer such Common Stock prior to the date which is two years after the date of initial purchase from the Company (the “Resale Restriction Termination Date”), such Common Stock may be offered, resold, pledged or otherwise transferred only (a) to the Company or a subsidiary thereof, (b) pursuant to a registration statement that has been declared and is effective under the Securities Act, (c) pursuant to offers and sales to non-U.S. persons[1] (a “Regulation S Investor”) that occur outside the United States within the meaning of Regulation S under the Securities Act, or (d) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and subject to compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. The undersigned understands that the registrar and transfer agent for the Common Stock will not be required to accept for registration of transfer any Common Stock acquired by it, except upon presentation of evidence satisfactory to the Company and the transfer agent that an exemption to the registration requirement under the Securities Act and the rules and regulations thereunder have been complied with. The undersigned further understands that any certificates representing Common Stock acquired by it will bear a legend reflecting the substance of this paragraph. The undersigned acknowledges, on its own behalf and on behalf of any investor account for which it is purchasing the Common Stock, that the Company reserves the right to restrict any offer, sale or other transfer of the Common Stock (i) pursuant to clauses (c) or (d) above prior to the Resale Restriction Termination Date, or (ii) prior to the end of the one-year restricted period within the meaning of Rule 903(b)(3) of Regulation S under the Securities Act, to require the completion, execution and delivery of a letter from the transferee substantially in the form hereof and certifications and other information satisfactory to the Company and the registrar and transfer agent and an opinion of counsel approved by the Company and the registrar and transfer agent to ensure compliance with the Securities Act and the rules and regulations thereunder.

2. The undersigned is an Accredited Investor as defined in Rule 501(a) under the Securities Act.

[1]	In order to qualify as a non-U.S. person under Regulation S, (a) the undersigned's principal address must be outside the United States, (b) the undersigned was located outside the United States at the time any offer to buy the Common Stock was made to it and at the time that the buy order was originated by it, and (c) the undersigned is not a “U.S. person” (as defined in Rule 902(k) under the Securities Act).

3. The undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Stock, and each of the undersigned and any account for which the undersigned is acting is able to bear the economic risk of such investment and can afford the complete loss of such investment.

4. The undersigned is acquiring the Common Stock for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. The undersigned was not formed for the specific purpose of acquiring the Common Stock.

5. The undersigned is acquiring the Common Stock for the undersigned's own account or for one or more accounts (each of which is an Accredited Investor) as to each of which the undersigned exercises sole investment discretion and is authorized to make the representations, and enter into the agreements, contained in this letter.

6. The undersigned has received such information as the undersigned deems necessary in order to make an investment decision with respect to the Common Stock. The undersigned acknowledges that the undersigned and the undersigned's advisor(s), if any, have had the right to ask questions of and receive answers from the Company and its officers and directors, and to obtain such information concerning the terms and conditions of this offering of the Common Stock, as the undersigned and the undersigned's advisor(s), if any, deem necessary to verify the accuracy of any information that the undersigned deems relevant to making an investment in the Common Stock. The undersigned represents and agrees that prior to the undersigned's agreement to purchase Common Stock, the undersigned and the undersigned's advisor(s), if any, will have asked such questions, received such answers and obtained such information as the undersigned deems necessary to verify the accuracy of any information that the undersigned deems relevant to making an investment in Common Stock. The undersigned became aware of this offering of the Common Stock and the Common Stock was offered to the undersigned solely by direct contact between the undersigned and Seller. The undersigned did not become aware of, nor were the shares of Common Stock offered to the undersigned by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the Common Stock, the undersigned relied solely on the information filed with the Securities and Exchange Commission or obtained by the undersigned directly from the Company as a result of any inquiries by the undersigned or the undersigned's advisor(s).

7. The undersigned (check applicable box): ☐ is: ☐ is not: an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

8. The undersigned represents, warrants and agrees that it is not (and will not be), and is not acting on behalf of a person who is (or will be), (i) an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as Amended (“ERISA”)), whether or not it is subject to Title I of ERISA (for example, a pension plan, profit sharing plan, 401(k) plan or other plan subject to ERISA, or any “employee benefit plan” that is exempt from ERISA because, e.g., it is maintained by a governmental employer or is a church or a foreign plan), (ii) a plan described in Section 4975 of the Internal Revenue Code (for example a qualified plan, a qualified annuity plan, an individual retirement account or arrangement, an Archer MSA or a Coverdell Education Savings Account), (iii) an entity whose underlying assets include “plan assets” by reason of a plan's investment in such entity (including but not limited to an insurance company general account), or (iv) an entity that otherwise constitutes a “benefit plan investor” within the meaning of the DOL Regulation Section 2510.3-101 (29 C.F.R. Section 2510.3101) (for example a fund, and the assets of that fund are deemed to be “plan assets” under DOL Regulation

Section 2510.3-101, 29 C.F.R. Section 2510.3-101, by application of the “look through” rule under the regulation).

9. The undersigned represents, warrants and agrees that it is not (and will not be) a person who has discretionary authority or control with respect to the assets of the Company or a person who provides investment advice for a fee (direct or indirect) with respect to such assets or an affiliate of such person.

10. The undersigned acknowledges that the Company, Seller and others will rely on the acknowledgments, representations and warranties contained in this letter. The undersigned agrees to promptly notify the Company and Seller if any of the acknowledgments, representations and warranties set forth herein are no longer accurate. The undersigned agrees that each purchase by the undersigned of securities from Seller will constitute a reaffirmation of the acknowledgments, representations and warranties herein (as modified by any such notice) as of the time of such purchase.

11. The Company and Seller are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

Date: , 2004	Very truly yours,

By:

Print Name:

Company Name:

Title:

Address:

Common Stock to be purchased:

          shares of Common Stock.